Form 10-K, Exhibit 13
period 1995-12-31
MONARCH MACHINE TOOL CO
filed 1996-04-01
CIK 67532

                                        The
                                        Monarch
                                        Machine
                                        Tool
                                        Company

[Logo]

                                        Annual
                                        Report
                                        1995

- --------------------------------------------------------------------------------

CORPORATE PROFILE

The Monarch Machine Tool Company has for more than eighty years designed and built a wide range of metalworking machinery, primarily for shaping metal by cutting. The Company's principal products are computer numerically controlled
(CNC) turning machines and machining centers and custom-engineered metal coil processing equipment. Other products of the Company include robotic workpiece handling devices and manually operated lathes. Each of these products is essential to the production of industrial and transportation equipment and to many consumer products.

The Company also produces paper converting machinery at a facility located in Germany. This equipment is essential to the packaging industry and many other producers of commercial and consumer products.

From the main office and plant in Sidney, Ohio, the Company directs the work of its domestic and overseas manufacturing facilities:

o Monarch Sidney designs and produces manual and CNC turning machines.

o Monarch Cortland (Cortland, New York) designs and produces vertical machining centers.

o Monarch Stamco (New Bremen, Ohio) designs and manufactures custom metal coil processing equipment.

o Monarch subsidiaries in Europe include Stamco UKLtd., England, and Stamco Depiereux, Germany, which design and market custom metal coil processing equipment, as well as Monarch Busch, Germany, which designs and markets paper converting machinery.


FINANCIAL HIGHLIGHTS

                                           1995             1994
                                              (In thousands)

Net Sales                             $   114,991      $  76,332
Operating Costs and Expenses          $   113,771      $  79,739
Income (Loss) Before Taxes            $     1,163      $  (3,289)
Income Tax Expense (Benefit)          $       377      $  (1,826)
Net Income (Loss)                     $       786      $  (1,463)
Cash Dividends                        $       775      $     775
Shareholders' Equity                  $    52,650      $  52,676

TO MONARCH SHAREHOLDERS

Net sales of $115.0 million was a 51% improvement over 1994 sales of $76.3 million. The net sales figure included sales of $8.3 million from Busch, another German subsidiary that was acquired in the second quarter of 1995.

Net earnings for the year were $786,000 or $.21 per share which compares to a net loss of $1.5 million or $.39 per share in 1994. Earnings in the year benefited from two non-operating income sources. The first being an agreement by our insurance carriers to settle for defense and certain other costs associated with our involvement in the EPA "Superfund" site in Cortland, New York. This settlement amounted to $350,000, pre-tax. Secondly, we were able to sell certain fixed assets and inventory associated with our discontinued D.S.&G. subsidiary for more than we had anticipated when we established the accrual for closing this facility. This amounted to $230,000, pre-tax, of additional income. These two sources of income are discussed further in the accompanying notes.

New orders in 1995 were $125.5 million, up 25% over orders of $100.2 million in 1994 and backlogs have improved from $49.6 million at the end of 1994 to $59.6 million at the end of 1995.

Orders for Sidney products were extremely depressed through 1994 and into 1995. The order intake rate improved significantly beginning with the second quarter but this was not soon enough to have an appreciable effect on shipments. The resulting low shipments resulted in losses at our Sidney division. We entered 1996 with three successive quarters of good order intake, resulting in a much stronger backlog than we had at the beginning of 1995. The Sidney operation will show much improved performance in 1996.

Cortland entered the year with a very strong backlog which led to good shipments and a profitable year for this division. Orders have softened, however, and the backlog was considerably less at the end of the year than at the beginning. We feel that orders will recover as 1996 progresses and I will report our progress in this regard in my quarterly messages.

Our European sales and service subsidiary, which makes up the third leg of our machine tool segment, reported a slight loss for the year. Revenues were based solely on repair parts sales and service as Europe remains depressed and no machines were sold or shipped in 1995.


[Photo]


The performance of our machine tool segment was dismal with sales of $49 million generating a pre-tax loss of nearly $2 million. We look for the performance of this segment to improve in 1996.

Stamco continues to grow. Orders, shipments and earnings all showed improvement in 1995 and backlogs have stretched to nearly one year. It appears that the demand for this equipment will continue through 1996 and, hopefully, beyond.

Depiereux, after recording its first full year of operation as a Monarch subsidiary, exceeded our expectations in bookings and shipments but was unable to turn a profit due to some residual start-up expenses and inordinately high selling and administrative expenses. These issues are being addressed in 1996.

Stamco U.K. also reported a good year with an increase in bookings and shipments over 1994 and a return to profitability in 1995. Backlogs are much stronger than they were at the beginning of the year and we expect continued improvement from this subsidiary in 1996.

Stamco, Depiereux and Stamco U.K. represent our coil processing segment. This segment generated $57.7 million in revenues in 1995 on which it earned a pre-tax income of

- --------------------------------------------------------------------------------

$2.1 million. We are pleased to report the continued growth and profitability of this segment of our business.

Busch, our newly acquired subsidiary located in Duren, Germany, is our first venture away from metal cutting and forming. Busch manufactures paper and film converting equipment and the name is well known in Europe. The subsidiary has some unique technology in paper converting which has not been marketed in North America. It is our intent to capitalize on the existing European market and, at the same time, introduce the Busch technology to North America.

Product development has been and will continue to be emphasized in our machine tool segment. Machine tool technology is advancing at a very rapid pace and we must stay at or near the leading edge of this technology if we expect this segment to grow. It is interesting to note that 75% of the revenue generated from machine tool sales was for products not in existence just 7 years ago. The Predator, a lathe that was introduced in late 1994, continues to gain market share. The Ultra-Center, introduced in 1991, is again picking up momentum. The style B vertical machining center, introduced in 1989, now represents 87% of machine tool revenue from our Cortland division. Cortland has just introduced their new PMC (production machine center). We expect this new product to begin to add revenues and earnings in 1996.

The EPA Superfund site at Cortland, New York still is unresolved and we are told that the EPA will reach a decision some time in 1996. We feel that our reserve of $1.5 million is adequate to cover any liabilities that result from their decision.

In 1995 the Board and management were focused on returning the Company to profitability and on developing a strategy for enhancing shareholder value. As part of that strategy, the Company in February 1996 engaged the investment banking firm of Lehman Brothers, Inc. to provide financial advisory services to the Company concerning methods for maximizing shareholder value by rendering advice as to the strategic development of the Company's business and by giving consideration to various alternatives, including purchase of additional product lines, joint ventures, divestiture of particular business units, the sale of the entire Company or other transactions or programs for maximizing shareholder value.

The Board of Directors of the Company will consider any and all alternatives and take any action that it believes to be in the best interest of the shareholders.


/s/ R. J. Siewert

R. J. Siewert
President

March 14, 1996

- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The Company's improving operating results for 1995 reflect the effects of strengthening demand for the Company's traditional products as well as increasing order levels for several new product offerings. Demand for the Company's products as well as for general purpose metal cutting capital equipment was exceedingly weak during the prior two years. New orders booked this year were $125.5 million as compared to approximately $100.2 million and $68.4 million during 1994 and 1993, respectively. Demand for all of the Company's products is highly cyclical. A flat market in the metal working machinery industry, except in the automotive sector in which the Company plays a minor role, adversely impacted the order booking rate during the past several years until the new order rate began increasing in the fourth quarter of 1994. The stronger order rate continued during this year, being particularly strong in the first half. This resulted in a backlog of $59.6 million at December 31, 1995. Backlogs increased 20.3% when compared to last year and increased 91.2% relative to 1993. While the metal working machinery industry tends to lag the general economy, there can be no assurance that the industry will continue to recover at the same rate or at the same point in the cycle as in past economic recoveries. Furthermore, the severe price competition among domestic as well as foreign machine tool builders has and will continue to exert a depressing effect upon the gross margins that the Company can expect to achieve on sales of its products.

The Company incurred a net gain of $.8 million in 1995 as compared to net losses of $1.5 million and $.5 million in 1994 and 1993, respectively. Pre-tax earnings were positively impacted by $1.1 million, due to the acquisition of certain assets of the Busch company located in Duren, Germany. This newly created subsidiary, namely Monarch Busch, markets and engineers paper converting equipment worldwide. This subsidiary represents the Company's first diversification into non-metal working machinery, thereby partially mitigating our total reliance upon the metal working industries. Although this subsidiary's products are capital in nature and thereby highly cyclical, its products serve a completely different industry relative to our other operations. Pre-tax earnings in 1995 were favorably impacted by $.2 million as the Company was able to satisfy certain liabilities below the amounts recorded in the financial statements as well as sell a portion of the inventory above book value recorded with respect to the closing of the Dean Smith & Grace subsidiary in 1992. This year's pre-tax earnings were also positively affected by $.3 million for the settlement of an action against several insurance carriers for reimbursement of defense costs associated with the clean up of the Rosen site.

Pre-tax earnings in 1994 were negatively impacted by approximately $1 million, in start-up costs associated with the acquisition of certain assets of the Depiereux companies in Duren, Germany. The newly created subsidiary, namely, Stamco Depiereux, markets and engineers coil processing equipment for customers worldwide. The creation of this operation has enabled Monarch to expand its product offerings in the strip processing equipment industry. This acquisition has also enabled the Company to relocate the Monarch Werkzeugmachinen subsidiary to the Stamco Depiereux operation to achieve certain operating efficiencies and will allow the Company to market the land and buildings at the previous location in Hemsbach, Germany. Pre-tax earnings in 1994 were favorably impacted by $.6 million as the Company was able to satisfy certain liabilities below the amounts recorded in the financial statements as well as sell a portion of the inventory above book value recorded with respect to the closing of the Dean Smith & Grace subsidiary in 1992.

Pre-tax earnings for 1993 were impacted by a charge for environmental expenses of $1.6 million associated with the remediation of a "Superfund" site in Cortland, New York and a $1.9 million gain on discontinued operations of our Dean Smith and Grace subsidiary, a manufacturer of machine tools in England. During 1993, the Company adopted Statements of Financial Accounting Standard No. 106 "Employers' Accounting for Postretirement, Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes" which resulted in a net credit to earnings of $.5 million or $.13 per share for the cumulative effect of these accounting changes. In addition, the 1993 loss before cumulative effect of accounting changes includes a benefit of approximately $.8 million or $.20 per share as a result of these changes.

During 1993, the Company was successful in arranging a management buy-out of The Dean Smith and Grace repair and service business. This newly created business provides repair parts, warranty and service work to past customers of this discontinued subsidiary. In addition, it retained approximately 20 long-term Dean Smith & Grace employees. This situation saved the Company a considerable amount of lay-off and associated closure expenses which were provided for at December 31, 1992. In addition, the Company was able to sell certain fixed assets of this subsidiary at considerably more than the book values at which they were carried at December 31, 1992. Because of the above, the Company recorded the aforementioned pre-tax credit to income of $1.9 million during 1993.

Net sales were $115 million in 1995, $76.3 million in 1994 and $77.5 million in 1993. The increase in shipments for the year when compared to the past two years was the result of better orders and backlogs at most of our operations.

Cost of sales, expressed as a percentage of sales, was 85.7% this year compared to 89.3% in 1994 and 88.4% in 1993. The Company was largely unable to offset cost increases with adequate increases in prices charged to customers because of continued unrelenting price competition from machine tool builders both domestic and foreign. Such competition is expected to continue into the immediate future. The decrease in this ratio relative to the past two years was primarily due to increasing plant utilization.

Selling, general and administrative expenses were $15.3 million in 1995, $11.6 million in 1994 and $11 million in 1993. SG&A as a percentage of sales decreased to 13.3% in 1995 from 15.1% in 1994. In 1993 this percentage was 14.1%. The dollar increase in this expense this year relative to 1994 was principally due to the first full year of operation of Stamco

- --------------------------------------------------------------------------------

Depiereux, the creation of Monarch Busch, and additional sales efforts at our U.S. divisions. The relative stability of these expenses expressed as a percentage of sales over the past three years is reflective of the stringent cost control efforts in all areas of the Company. However, this has been difficult to accomplish due to the burdensome increases in the cost of regulatory compliance, health care and certain other areas largely outside the direct control of the Company.

Research and development costs, which are expensed currently, were $1.7 million in 1995, $1.2 million in 1994 and $1.4 million in 1993. Total research and development expenditures during the past year were approximately equal to the average level of expense incurred during the last five years. As a result of the research and development efforts, the Company will introduce several new products during 1996.

During 1993, the Company accrued $1.6 million to cover its estimated share of the estimated costs associated with the remediation of a "Superfund" site in Cortland, New York. The extent and nature of the contamination, insurance coverage available to the Company and participation by additional potentially responsible parties in the clean up of this site are not fully known at this time. The Remedial Investigation/Feasibility Study performed at this site resulted in the conclusion that there is little if any risk to human life at this site. The Feasibility Study concluded that a cap over a portion of the site, as asphalt cover over the remainder of the site, together with continual ground water monitoring would constitute an adequate remedy. However, the EPA has given no indication that the remedy proposed in the Feasibility Study would be acceptable, therefore, the final cost of the approved remedy should be considered highly speculative at this time.

The Company is a defendant in various legal actions, primarily product liability claims, arising in the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's consolidated financial position. The significance of these lawsuits and the remediation of the "Superfund" site on the Company's future operating results will depend on the Company's level of future earnings as well as the timing and the amount of the ultimate disposition of these matters above the amounts covered by insurance.

The Company's retirement plans are substantially overfunded. Due to plan assets exceeding the benefit obligation, ($14.5 million at December 31, 1995 and $9.8 million at December 31, 1994), minimal contributions were required in 1995, 1994 and 1993. To the extent that the actual rate of return on plan assets continues to exceed both the assumed rate of return and the actuarily determined increase in benefit obligations, the employee benefit plans will continue to be overfunded and will require minimal contributions in the foreseeable future. This overfunding, therefore, has a positive impact on potential future cash flows of the Company. There are no time limits relative to the realization of the large pension asset; however, because of the magnitude of the overfunding and because of the applicable tax laws, the Company's ability to realize this prepayment is limited.

The effect of this overfunding on deferred taxes is such that the pension income recognized for book purposes is not being recognized as income for tax purposes. This temporary difference, resulting in a deferred tax liability, will not reverse until such time as the pension plan costs exceed the returns on plan assets.

In 1995, the Company changed the discount rate to 7.25% from 8% to reflect the current rates at which the benefit obligation could be effectively settled. This change had the effect of increasing the projected benefit obligation by approximately $1.8 million. In 1994, the discount rate was increased to 8% from 7%, thereby decreasing the projected benefit obligation by approximately $1.8 million. In 1993 the discount rate was decreased to 7% from 8.5%. In addition, during 1993 the Company changed the compensation increase assumption from 6% to 4.5% to reflect the anticipated salary increases in the future. These changes in assumptions had a net effect of increasing the projected benefit obligation by approximately $2.2 million.

During 1993, the Company adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."As previously discussed, the Company recorded a charge of $.4 million to earnings (net of $.2 million of income taxes) or $.11 per share as a cumulative effect of this accounting change. In addition, for 1993, the loss before the cumulative effect of accounting changes includes an additional expense of approximately $37 thousand or $.01 per share for the impact of SFAS 106.

During 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."As previously discussed, the Company recorded a tax credit of $.9 million or $.24 per share as the cumulative effect of this accounting change and an additional tax benefit of approximately $.8 million or $.21 per share resulting from the application of SFAS 109 on 1993.

Exchange adjustments resulting from foreign currency transactions are recognized in net earnings, whereas adjustments resulting from the translation of financial statements are reflected as translation adjustments in the shareholders' equity section of the balance sheet. Currency exchange gains and losses during 1995, 1994 and 1993 were not significant. Translation adjustment balances at December 31, 1995, 1994 and 1993 were $.1 million, $.1 million and $(.4) million, respectively.

The effective tax rate of 32% in 1995, compares to a tax benefit rate of 55% in 1994 and 80% in 1993. The effective tax rate this year approximates the statutory rates in effect in the jurisdictions in which our operations are located. The high effective tax benefit rate in 1994 was caused by foreign operations which are taxed at a high rate. The primary factor creating the high effective tax benefit in 1993 was the adoption of SFAS 109.

The Company has taken several steps throughout the past three years designed to reverse the earnings decline of the

- --------------------------------------------------------------------------------

past few years. The decisions in 1992 to dispose of the Dean Smith & Grace facility as well as the purchase of the Lodge &Shipley assets were designed to lower the Company's breakeven point and boost capacity utilization. The Company has also committed a considerable amount of effort and money to research and development in recent years to develop new product lines. Furthermore, stringent cost containment efforts have been effectuated for the past several years. However, even with these efforts the earnings of the Company will be dependent upon the improvement of the market for capital equipment and the Company's ability to be effective in a highly competitive environment.

In addition to the above mentioned strategies the Company, in February 1996, engaged the investment banking firm of Lehman Brothers, Inc. to evaluate various methods of maximizing shareholder value. Lehman Brothers will render advice as to the strategic development of the Company's business and give consideration to various alternatives, such as the purchase of additional product lines, joint ventures, divestiture of particular business units, the sale of the entire Company or other transactions or programs for maximizing shareholder value.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintained a strong financial position throughout the year and has current assets of $2.21 for each dollar of current liabilities, as compared to $2.11 at December 31, 1994 and $2.53 at December 31, 1993. The decrease in the current ratio during the past two years was in large part due to the increase in borrowings to finance inventory, accounts receivable and capital expenditures as well as recording the liability for the remediation of "Superfund" site. The decrease was offset by the positive impact of the adoption of SFAS 109 on current deferred tax assets. Cash used in operating activities totaled $6.2 million in 1995. Operations during 1994 provided cash of $2.2 million, while using $4.3 million in 1993. The use of cash in 1995 was principally due to the need to finance increases in the level of accounts receivable, inventories and costs and estimated earnings in excess of billings on uncompleted contracts needed to support the increased level of business at most of our operations, offset by an increase in accounts payable and accrued expenses. The favorable impact on cash flow from operations in 1994 was primarily due to advantageous progress billing arrangements on several large orders taken late in the year. The cash used in 1993 was principally the result of increases in accounts receivable and inventory offset by an income tax refund.

Capital expenditures for plant and equipment totaled $2.1 million in 1995, $2.3 million in 1994 and $.9 million in 1993. These capital expenditures were incurred to purchase machinery and equipment to enhance the productivity of the manufacturing plant and support the ability to control costs, as well as the purchase of the Monarch Busch operation in 1995 and the Stamco Depiereux operation in 1994. The Company has not increased its dividend payments during the past three years. Under a revolving credit agreement, the maximum amount that the Company can pay in dividends is $3.8 million plus the sum of the annual net income greater than zero since December 31, 1994, less the sum of all excess dividend distributions since December 31, 1994. At December 31, 1995, the maximum amount of retained earnings available for dividend distribution under this formula is approximately $4.5 million.

The Company has $14.3 million of long-term debt this year as compared to none during the prior two years. The long-term debt in 1995 was incurred largely to finance an increase in business as stated above. The Company has unsecured lines of credit with several banks, aggregating $34.0 million. One of these lines is a three-year revolver which contains a three year term-out option at April 30, 1998. Long-term borrowings against this $20 million line of credit at December 31, 1995 were $14 million. Management has the option to renew this revolving arrangement, rather than term out the loan. However, if this loan is termed out, principal repayments on the loan will be required as detailed in Note 6 of the consolidated financial statements. The remaining two lines of credit expire on various dates during 1996. It is management's intention to renew these arrangements.

The Company has several assets which are held for sale as the result of the consolidation of operations at our German subsidiaries and the discontinuance of an English operation. The eventual sale of these assets should yield a considerable amount of cash and result in a substantial gain.

The increase in the net borrowing position to approximately $16 million in 1995 from approximately $7 million during the prior two years will subject the Company to greater financial risk relative to the direction of interest rate movements and general economic conditions. This situation is not expected to create undue hardship given the strong liquidity of the Company, and the fact that most of the borrowing was incurred to finance current operations.

If the proposed recommendations are approved by the EPA as described in Note 12 to the consolidated financial statements, the major portion of the environmental liability should be paid during the next several years and the remainder over 30 years. However, as more fully described in the aforementioned Note 12, there are several factors that could have a positive and/or negative impact on this liability and the corresponding cash flow to the Company. The Company will continue to monitor this situation and as more information becomes available the Company will reflect new data in its financial statements as it becomes known.

ACCOUNTING STANDARDS

In October 1995 the Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FASB No. 123), Accounting for Stock-Based Compensation. This statement defines a fair value based method of accounting for an employee stock option. As allowed by FASBNo. 123 the Company has decided to remain with the method of accounting prescribed by APB Opinion No. 25 and, accordingly, FASB No. 123 will not have an impact on the Company's consolidated financial statements.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share amounts)

                                        1995              1994                1993                  1992              1991
Net Sales                         $  114,991          $ 76,332            $ 77,517          (3)$  77,894     (3)$  106,057
Net Income (Loss)                 $      786          $ (1,463)        (1)$   (475)      (2)(4)$  (7,250)    (4)$    1,143
Per common share                  $      .21          $   (.39)        (1)$   (.13)      (2)(4)$   (1.94)    (4)$      .30
Dividends                         $      .20          $    .20            $    .20             $     .20        $      .20
Total Assets                      $  101,348          $ 78,342            $ 78,968             $  73,982        $   89,615
Long-Term Debt                    $   14,318                 0                   0                     0                 0

(1) The 1993 results reflect an after-tax gain of $1,261 or $.34 per share representing both the cumulative effect and the current year's impact of adopting two new accounting standards, as well as a $1,900 pre-tax gain related to the prior year discontinuance of operations of a foreign subsidiary, which increased Net Income by $1,254 or $.33 per share and a $1,600 pre-tax charge related to a "Superfund" site in Cortland, New York, which reduced Net Income by $1,056, or $.28 per share.

(2) The 1992 results include an $8,478 pre-tax charge related to the discontinuance of the Dean Smith & Grace Subsidiary, which reduced Net Income by $5,595 or $1.50 per share.

(3) Net Sales for the years of 1992 and 1991 include the sales of the discontinued subsidiary, which were $4,532 and $10,207, respectively.

(4) Net Income (loss) for the years of 1992 and 1991 includes the Net Loss of the discontinued subsidiary, which was $(2,212) and $(2,080), respectively. Earnings (loss) per share for 1992 and 1991 attributable to this discontinued subsidiary are $(.59) and $(.56), respectively.

SHAREHOLDERS' INFORMATION

STOCK PRICES                                     HIGH      LOW

         1995
                  FIRST QUARTER                 10           9 1/8
                  SECOND QUARTER                10 1/8       9 1/2
                  THIRD QUARTER                 15 1/4       9 5/8
                  FOURTH QUARTER                14 1/4       9 7/8

         1994
                  First Quarter                 12 1/2      10 3/8
                  Second Quarter                10 3/4       9 3/8
                  Third Quarter                 10           9 3/8
                  Fourth Quarter                10 1/4       9

The number of shareholders of record as of December 31, 1995 was 2,551. Common shares outstanding as of December 31, 1995 were 3,744,967.

CONSOLIDATED BALANCE SHEETS

The Monarch Machine Tool Company and Subsidiaries
December 31, 1995 and 1994
(Dollars in thousands, except per share data)

                                                                1995      1994
ASSETS
Cash and cash equivalents                                   $  2,616   $    30
Accounts receivable, net of allowance for doubtful
   accounts of approximately $150 and $313
   in 1995 and 1994, respectively                             31,592    24,530
Inventories (Note 3)                                          26,149    20,187
Costs and estimated earnings in excess of  billings
   on uncompleted contracts (Note 4)                           7,912     1,314
Other current assets                                           1,021       752
Deferred income taxes (Note 10)                                1,946     2,423
                                                            --------   -------
      Current assets                                          71,236    49,236
                                                            --------   -------
Property, plant and equipment, net (Note 5)                   16,841    16,444
Prepaid pension cost (Note 9)                                 11,276    11,161
Assets held for sale (Note 1)                                  1,177       928
Other assets                                                     818       573
                                                            --------   -------
      Total assets                                          $101,348   $78,342
                                                            ========   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term borrowings (Note 6)                              $  4,417   $ 7,000
Current portion of long-term debt (Note 6)                        99        --
Accounts payable                                              12,400     4,781
Accrued liabilities (Note 12)                                 10,699     7,797
Billings in excess of costs and estimated earnings
   on uncompleted contracts (Note 4)                           4,679     3,715
                                                            --------   -------
      Current liabilities                                     32,294    23,293
                                                            --------   -------
Deferred income taxes (Note 10)                                1,134     1,430
Postretirement and other accrued benefits (Note 14)              952       943
Long-term debt, less current portion (Note 6)                 14,318        --
                                                            --------   -------
                                                              48,698    25,666
                                                            --------   -------
Contingencies (Note 13)
Preferred stock, no par value, $1 stated value; 500,000
   shares authorized; 14 shares issued and outstanding;
   (liquidation preference of $590) (Note 7)                      14        14
Common stock, no par value, 12,000,000 shares authorized;
   3,744,967 shares issued and outstanding (Note 8)            5,618     5,618
Retained earnings (Note 6)                                    46,993    46,982
Translation adjustments (Note 11)                                 25        62
                                                            --------   -------
                                                              52,650    52,676
                                                            --------   -------
      Total liabilities and shareholders' equity            $101,348   $78,342
                                                            ========   =======



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 1995, 1994 and 1993
(Dollars in thousands, except per share data)

                                                                  1995        1994        1993

Net sales (Note 4)                                           $ 114,991    $ 76,332    $ 77,517
Cost of sales (Note 3)                                          98,502      68,175      68,501
                                                             ---------    --------    --------
                                                                16,489       8,157       9,016
Selling, general and
   administrative expense                                       15,269      11,564      10,964
                                                             ---------    --------    --------
      Operating income (loss)                                    1,220      (3,407)     (1,948)
Other income (expense):
   Interest expense, net                                          (576)       (310)       (267)
   Other (expense) income, net                                     (61)        171         226
   Environmental income (expenses) (Note 12)                       350        (300)     (1,600)
   Gain on discontinued operations
      of a foreign subsidiary (Note 2)                             230         557       1,900
                                                             ---------    --------    --------
      Income (loss) before income taxes and
         cumulative effect of accounting changes                 1,163      (3,289)     (1,689)
Income tax provision (benefit) (Note 10)                           377      (1,826)       (720)
                                                             ---------    --------    --------
      Income (loss) before cumulative
         effect of accounting changes                              786      (1,463)       (969)
                                                             ---------    --------    --------

Cumulative effect of changes in accounting principles for:
   Income taxes (Note 10)                                           --          --         923
   Postretirement benefits other than
      pensions (Note 14)                                            --          --        (429)
                                                             ---------    --------    --------
                                                                    --          --         494
                                                             ---------    --------    --------
      Net income (loss)                                      $     786    $ (1,463)   $   (475)
                                                             =========    ========    ========
Income (loss) per common share before
   cumulative effect of accounting change                    $     .21    $   (.39)   $   (.26)
Cumulative effect of changes in accounting
   principles per common share
   (Notes 10 and 14)                                                --          --         .13
                                                             ---------    --------    --------
Income (loss) per common share                               $     .21    $   (.39)   $   (.13)
                                                             =========    ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the years ended December 31, 1995, 1994 and 1993
(Dollars in thousands, except per share data)

                                              1995       1994        1993

Balance, beginning of year                 $46,982   $ 49,220    $ 50,470
Net income (loss)                              786     (1,463)       (475)
                                           -------   --------    --------
                                            47,768     47,757      49,995
Deduct dividends (preferred at $1.80 per
   share and common at $.20 per share)         775        775         775
                                           -------   --------    --------
Balance, end of year                       $46,993   $ 46,982    $ 49,220
                                           =======   ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 1995, 1994 and 1993
(Dollars in thousands, except per share data)

                                                             1995       1994       1993
Cash flows from operating activities:
   Net income (loss)                                     $    786    $(1,463)   $  (475)
   Adjustments to reconcile net loss
   to net cash provided by (used in)
   operating activities:
      Depreciation and amortization                         1,778      1,538      1,534
      Pension income                                         (115)      (513)    (1,425)
      Deferred tax provision (benefit)                        181     (1,728)      (791)
      Cumulative effect of accounting change                   --         --       (494)
      Loss on disposal of fixed assets                         72         26         16
      Provision for inventory write-down                      757        748      1,377
      Cash provided by (required for) changes in
         assets and liabilities:
      Accounts receivable                                  (6,766)    (1,260)    (4,426)
      Inventories                                          (6,688)       745     (2,854)
      Costs and estimated earnings in excess
         of billings on uncompleted contracts              (6,528)     2,064       (307)
      Billings in excess of costs and estimated
         earnings on uncompleted contracts                    955      2,329        (13)
      Other assets                                           (880)    (1,163)     2,204
      Accounts payable                                      7,546      1,559        145
      Accrued liabilities                                   2,747       (651)     1,245
                                                         --------    -------    -------
         Net cash provided by (used in)
            operating activities                           (6,155)     2,231     (4,264)
                                                         --------    -------    -------
Cash flows used in investing activities:
   Capital expenditures, net                               (2,072)    (2,260)      (938)
                                                         --------    -------    -------
         Net cash used in investing activities             (2,072)    (2,260)      (938)
                                                         --------    -------    -------
Cash flows provided by (used in) financing activities:
      Dividends paid                                         (775)      (775)      (775)
      Proceeds from (repayment of)
         short-term borrowings, net                         2,359     (1,000)     4,870
      Proceeds from long-term borrowings                    9,405         --         --
                                                         --------    -------    -------
         Net cash provided by (used in)
            financing activities                           10,989     (1,775)     4,095
                                                         --------    -------    -------
Effect of exchange rates on cash                             (176)       278        (29)
                                                         --------    -------    -------
Net increase (decrease) in cash                             2,586     (1,526)    (1,136)
Cash, beginning of year                                        30      1,556      2,692
                                                         --------    -------    -------
Cash, end of year                                        $  2,616    $    30    $ 1,556
                                                         ========    =======    =======


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The following is a summary of the significant accounting policies:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of The Monarch Machine Tool Company and its subsidiaries (the Company). All intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

The Company handles its cash transactions primarily through three institutions in the United States, one in the United Kingdom and one in Germany. Cash equivalents include those obligations which are readily convertible to cash and have a stated maturity of ninety days or less when purchased.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and depreciated principally under the straight-line method, over their estimated useful lives. Repairs which do not extend the useful life of the asset are expensed as incurred. Major renewals or renovations are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is recognized.

ASSETS HELD FOR SALE

The Company has identified certain real estate as being available for sale because of the discontinuance of Dean Smith and Grace as described in Note 2 and because of the consolidation of the Company's German operations partly resulting from the acquisitions described in Note 15. These properties are recorded at the lower of cost or net realizable value.

REVENUE RECOGNITION

Revenues are recorded at the time products are shipped except for significant long-term contracts which are recorded on the percentage-of-completion method. The percentage-of-completion method is used in the production of custom metal coil processing equipment and paper converting machinery. Revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Revenue and gross profit are adjusted prospectively for revisions in estimated total contract costs. Estimated losses on contracts, if any, are recorded when identified.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are expensed as incurred, were approximately $1,679, $1,225 and $1,411 in 1995, 1994 and 1993, respectively.

INCOME (LOSS) PER SHARE

Income (loss) per common share is based upon net income (loss) after giving effect to the preferred stock dividend requirements and the weighted average number of common shares outstanding. Fully diluted income (loss) per share is not presented because the effect of dilution related to preferred shares does not have an impact in 1995 and is antidilutive in 1994 and 1993.

SUPPLEMENTAL CASH FLOW INFORMATION

Total interest paid was approximately $604, $386 and $362 in 1995, 1994 and 1993, respectively. Total income taxes paid (received) were approximately $188, $213 and $(2,577) in 1995, 1994 and 1993, respectively.

ENVIRONMENTAL REMEDIATION COSTS

Costs incurred to investigate and remediate contaminated sites are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

STOCK OPTIONS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FASBNo. 123), Accounting for Stock-Based Compensation. This Statement defines a fair value based method of accounting for an employee stock option. Although FASB No. 123 encourages all entities to adopt this method of accounting, it allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stocks Issued to Employees. The management of the Company has decided to remain with the method of accounting prescribed by APB Opinion No. 25 and, accordingly, other than certain pro-forma disclosure requirements, FASBNo. 123 will not have an impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

Certain 1994 amounts have been reclassified to conform to 1995 presentation.

(Dollars in thousands, except per share data)

2. DISCONTINUED OPERATIONS:

In December of 1992, the Company discontinued the operations of Dean Smith
& Grace (DS&G), a wholly-owned subsidiary located in the United Kingdom, due to the continuance of poor financial results. As of December 31, 1992, the Company recognized a loss of $5,595 ($1.50 per share), net of applicable income taxes of $2,883, due to the write-down of certain assets to their estimated net realizable value and the accrual of certain costs estimated to be incurred in connection with the disposition. Subsequent to 1992, the DS&G repair and service business was sold to members of management. This enabled the Company to reduce employee termination costs previously provided for and collect accounts receivable previously reserved due to the uncertain future levels of customer service. Additionally, the Company has been able to sell certain fixed assets and inventory at a gain and satisfy certain expenses for less than amounts that were accrued in the consolidated financial statements. As a result of the above transactions the Company recognized a gain of $152 ($.04 per share), $368 ($.10 per share) and $1,254 ($.33 per share), net of applicable income taxes of $78, $189 and $646, respectively, for the years ended December 31, 1995, 1994 and 1993.

3. INVENTORIES:

Inventories, aggregating approximately $20,474 and $15,293 at December 31, 1995 and 1994, respectively were valued at the lower of last-in, first-out (LIFO) cost or market. The remaining inventories of approximately $5,675 and $4,894 at December 31, 1995 and 1994, respectively, were valued at the lower of first-in, first-out (FIFO) cost or market. At December 31, 1995 and 1994, inventories are summarized as follows:

                                                            1995            1994
- --------------------------------------------------------------------------------
Finished goods                                           $ 6,696         $ 6,127
Work-in-process                                           33,232          27,481
Raw materials                                              1,398           1,203
- --------------------------------------------------------------------------------
Total first-in, first-out
   (FIFO) cost                                            41,326          34,811
Less allowance to adjust the
   carrying value of inventories
   to LIFO basis                                          15,177          14,624
- --------------------------------------------------------------------------------
                                                         $26,149         $20,187
================================================================================

The Company provides for potential losses from obsolete and slow-moving inventory in the period in which they are identified. The charge to earnings in 1995, 1994 and 1993 related to obsolete and slow-moving inventory was $757, $748 and $1,377, respectively.

4. CONTRACTS IN PROCESS:

Contract costs on uncompleted contracts are as follows:

                               COSTS AND ESTIMATED  BILLING IN EXCESS
                                EARNINGS IN EXCESS    OF COSTS AND
                                   OF BILLINGS      ESTIMATED EARNINGS   TOTAL
- --------------------------------------------------------------------------------
DECEMBER 31, 1995:
   COSTS                           $ 13,924             $  8,934       $ 22,858
   ESTIMATED EARNINGS                 2,677                1,665          4,342
- -------------------------------------------------------------------------------
                                     16,601               10,599         27,200
   BILLINGS                           8,689               15,278         23,967
- -------------------------------------------------------------------------------
                                   $  7,912             $ (4,679)      $  3,233
===============================================================================
December 31, 1994:
   Costs                           $  1,707             $  2,232       $  3,939
   Estimated earnings                   348                  393            741
- -------------------------------------------------------------------------------
                                      2,055                2,625          4,680
   Billings                             741                6,340          7,081
- -------------------------------------------------------------------------------
                                   $  1,314             $ (3,715)      $ (2,401)
===============================================================================

5. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment includes the following:

                                                         1995              1994
- -------------------------------------------------------------------------------
Land                                                 $  1,318          $  1,318
Buildings                                              22,281            22,244
Machinery and equipment                                29,479            28,011
- -------------------------------------------------------------------------------
                                                       53,078            51,573
Accumulated depreciation                              (36,237)          (35,129)
- -------------------------------------------------------------------------------
                                                     $ 16,841          $ 16,444
===============================================================================

6.   DEBT:

SHORT-TERM BORROWINGS

At December 31, 1995, the Company had borrowed the maximum amount under a $2,500 revolving loan agreement which expires April 30, 1996. There were no outstanding borrowings at December 31, 1994. Interest is payable on outstanding borrowings at the bank's prime rate minus .50% (effectively 8% at December 31, 1995).

The Company also maintains lines of credit with a bank, which expire August 31, 1996, in the aggregate amount of $4,000 for their German subsidiaries. Outstanding borrowings bear interest at the bank's overdraft rate plus .75% (effectively 7.25% at December 31, 1995). The Company had $1,917 outstanding at December 31, 1995 under these lines of credit. As part of these agreements, letters of credit will be reserved under the available line of credit. At December 31, 1995, approximately $2,285 of letters of credit were outstanding.

At December 31, 1994, the Company had outstanding $2,000 under an unsecured $7,500 revolving loan agreement with a bank. There were no outstanding borrowings as of December 31, 1995. Interest on any amounts outstanding is based on the reserve adjusted LIBOR rate plus 1.00% (effectively 8.125% at December 31, 1994). This Agreement expires June 1, 1996. As part of this agreement,
                                                                              13

(Dollars in thousands, except per share data)

standby and commercial letters of credit will be reserved under the line-of-credit. At December 31, 1995 and 1994, approximately $3,805 and $1,367, respectively, of such letters of credit are outstanding.

At December 31, 1994, the Company had $5,000 outstanding under a $13,000 revolving credit agreement. Interest on any amounts outstanding was based on the reserve adjusted LIBOR rate plus .75% per annum. In June 1995, the Company amended and restated this credit agreement (The Credit Facility) and included another participating bank (See Long-Term Borrowings below).

The weighted average interest rate on all outstanding short-term borrowings at December 31, 1995 and 1994 was 6.9% and 6.4%, respectively.

LONG-TERM BORROWINGS

As discussed above, in June 1995, the Company entered into the Credit Facility with two banks. The agreement provides the Company with a revolving credit facility of $20,000 until April 30, 1998, at which time the Company has the option to convert any outstanding amounts into a single term loan which would mature on April 30, 2001.

Interest on any outstanding loans is based on LIBOR plus 3/4% (effectively 7.78% at December 31, 1995). A commitment fee of 3/8 of 1% per annum must be paid quarterly on the daily average unused amount of the Credit Facility. At December 31, 1995, the Company has $14,000 outstanding under the Credit Facility.

The Credit Facility requires the Company to comply with various covenants which include, among others, maintaining certain financial ratios and limiting the payment of dividends. As of December 31, 1995, the maximum amount of retained earnings available for dividends is approximately $4,536.

In 1995, a Germany subsidiary entered into two term loans. The aggregate amount outstanding at December 31, 1995 was $417. The loans bear interest at 5.5% and 6.75% per annum and mature on March 30, 1999 and September 30, 2000, respectively. Principal payments are due semi-annually with interest payable quarterly.

Future payments due under all long-term borrowing arrangements are as follows:

                         1996                   $    99
                         1997                        99
                         1998                     2,962
                         1999                     4,625
                         2000                     4,928
                         2001                     1,704
- --------------------------------------------------------------------------------
                                                 14,417
                         Less current portion        99
- --------------------------------------------------------------------------------
                                                $14,318
================================================================================


7. CAPITAL STOCK:

The Company's preferred shares are $1.80 cumulative. Each preferred share is entitled to one vote and is convertible into four common shares.

8. STOCK PLANS:

In 1994, the Board of Directors adopted, and the shareholders approved the 1994 Employees Stock Option Plan ("the 1994 Plan"). The 1994 Plan provides for the issuance of up to 100,000 shares of common stock in connection with nonqualified and incentive stock options granted under such plan. The exercise price for the options may not be less than the market value of the underlying shares on the date of grant. Outstanding options become exercisable one year from the date of grant, at 25% per year on a cumulative basis, and expire 10 years from the date of grant, or upon an employee's separation or retirement. As of December 31, 1995 and 1994, 73,000 and 77,900 shares, respectively, remain available for issuance under the 1994 Plan.

The Company's Employees Stock Option Plan ("the 1984 Plan") which authorized the granting of incentive and nonqualified stock options to purchase common stock expired on December 31, 1993. The 1984 Plan provided for the issuance of up to 50,000 shares of common stock in connection with the exercise of stock options under such plan. No further grants will be made under the 1984 Plan.

The following summarizes changes in common stock options under the 1984 Plan and 1994 Plan during 1995, 1994 and 1993:

                                              NUMBER OF SHARES   PRICE PER SHARE
- --------------------------------------------------------------------------------
Outstanding December 31, 1992                     23,700         $12.50 -  13.94
Granted                                            1,000                   11.38
Cancelled                                         (3,800)                  13.94
- --------------------------------------------------------------------------------
Outstanding December 31, 1993                     20,900         $11.38  - 13.94
Granted                                           22,100                    9.69
Cancelled                                         (2,100)         12.50 -  13.94
- --------------------------------------------------------------------------------
Outstanding December 31, 1994                     40,900         $ 9.69 -  13.94
Granted                                            4,900                   10.19
Cancelled                                         (2,000)                   9.69
- --------------------------------------------------------------------------------
Outstanding December 31, 1995                     43,800         $ 9.69 -  13.94
================================================================================
Options Exercisable at:

    December 31, 1995                             23,325         $ 9.69 -  13.94
    December 31, 1994                             17,675         $11.38 -  13.94

The weighted average exercise price and the weighted average contractual life on all outstanding options is $11.50 and 6 1/2 years, respectively.

The Company also has a Restricted Stock Bonus Plan, which authorizes the awarding of up to an aggregate of 50,000 common shares to employees less than sixty years old. No common shares have been awarded under this Plan.

(Dollars in thousands, except per share data)

9. RETIREMENT PLANS:

The Company accounts for pension plans covering domestic employees and the employees of a foreign subsidiary in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions "(SFAS 87). Those plans which cover salaried employees provide pension benefits that are based on years of service and compensation before retirement. Plans covering union members generally provide benefits of stated amounts for each year of service. The Company contributes such amounts as are necessary on an actuarial basis to provide the Plan with assets sufficient to meet the benefits to be paid to Plan members. Due to plan assets exceeding benefit obligations, minimal contributions were required in 1995, 1994 and 1993. Although there are no time limits to the realization of the pension asset, because of the magnitude of the overfunding and because of the applicable tax laws, the opportunities to realize this prepayment are limited. Net periodic pension expense (income) includes the following components:

                                               1995          1994          1993
- -------------------------------------------------------------------------------
Service cost-benefits earned
   during the period                        $   525       $   505       $   386
Interest cost on projected
   benefit obligation                         1,396         1,305         1,340
Actual return on assets                      (7,829)         (204)       (2,499)
Net amortization and deferral                 5,940        (2,119)         (652)
- -------------------------------------------------------------------------------
                                            $    32       $  (513)      $(1,425)
===============================================================================

The pension plans' funded status and accounting assumptions at December 31, 1995 and 1994 are as follows:

                                                            1995          1994
- ------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation,
      including vested benefits of
      $15,465 and $15,261
      at December 31, 1995 and
      1994, respectively                                $(15,872)     $(15,723)
==============================================================================
Projected benefit obligation for services
   rendered to date                                     $(19,029)     $(17,451)
Plan assets at fair value, primarily common
   stocks, pooled investment funds and
   U.S. Government securities                             33,548        27,257
Plan assets in excess of projected
   benefit obligation                                     14,519         9,806
Unrecognized net (gain) loss                              (2,224)        2,703
Unrecognized transition asset                             (1,019)       (1,348)
Prepaid pension cost included on the
   consolidated balance sheet                           $ 11,276      $ 11,161
==============================================================================
Assumptions:
   Discount rate                                            7.25%          8.0%
   Compensation increases                                   4.50%          4.5%
   Rate of return on assets                                 8.50%          8.5%

Unrecognized gains and losses, as of the beginning of the year, are amortized to income ratably over a period of five years. Assets in the plans include common stock of the Company with a fair value of $1,248 and $998 at December 31, 1995 and 1994, respectively.

In 1995 and 1994, the Company changed the discount rate to better reflect the current rates at which the obligation could be effectively settled. In 1995, the discount rate was decreased from 8% to 7.25%. This decrease had the effect of increasing the projected benefit obligation by approximately $1,812. In 1994, the discount rate was increased from 7% to 8%. This change had the effect of decreasing the projected benefit obligation by approximately $1,790.

The Monarch Machine Tool Company Retirement Savings Plan (the Plan) enables substantially all full-time domestic employees to participate and contribute up to 15% of their salary to the Plan upon completion of six months of service. Company matching and profit-sharing contributions are determined annually at the discretion of the Board of Directors. During 1995, 1994 and 1993, the Company made matching contributions of ten percent and no profit-sharing contributions. Total expense charged to operations was approximately $126, $116 and $112 in 1995, 1994 and 1993, respectively.

10. INCOME TAXES:

Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes
"(SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As of January 1, 1993, the Company recorded a tax credit of $923 or $.24 per share, which amount represents the net decrease of the deferred tax liability as of that date. Such amount has been reflected in the consolidated statements of operations as the cumulative effect of an accounting change.

For the year 1993, the loss before cumulative effect of accounting changes includes an additional income tax benefit of approximately $791 or $.21 per share resulting from the application of SFAS 109.

The income tax provision (benefit) reflected in the consolidated statements of operations is comprised of the following:

(Dollars in thousands, except per share data)

                                          1995            1994            1993
- -------------------------------------------------------------------------------
Current:
   Federal                              $    71         $   (68)        $    44
   Foreign                                  125             (30)             27
- -------------------------------------------------------------------------------
                                            196             (98)             71
- -------------------------------------------------------------------------------
Deferred:
   Federal                                  259             421            (892)
   Foreign                                  326              --              --
- -------------------------------------------------------------------------------
                                            585             421            (892)
- -------------------------------------------------------------------------------
Net operating loss
   carryforward:
   Federal                                 (301)         (1,101)           (816)
   Foreign                                 (103)         (1,048)           (227)
- -------------------------------------------------------------------------------
                                           (404)         (2,149)         (1,043)
- -------------------------------------------------------------------------------
                                        $   377         $(1,826)        $(1,864)
===============================================================================

Income tax provision (benefit) is included in the consolidated financial statements as follows:

                                              1995          1994          1993
- -------------------------------------------------------------------------------
Continuing operations                       $   377       $(1,826)      $  (720)
Cumulative effect of change
   in accounting
   principles for:
   Postretirement benefits                       --            --          (221)
   Income taxes                                  --            --          (923)
- -------------------------------------------------------------------------------
                                            $   377       $(1,826)      $(1,864)
===============================================================================

The differences between the statutory U.S. income tax rate and the effective income tax rate are as follows:

                                                1995         1994         1993
- ------------------------------------------------------------------------------
U.S. income tax rate                              34%         (34)%        (34)%
Effect of foreign operations                      (1)         (16)          (6)
Adoption of SFAS 109                                                       (40)
Other                                             (1)          (5)
- ------------------------------------------------------------------------------
                                                  32%         (55)%        (80)%
==============================================================================

The components of deferred taxes included in the balance sheets are as follows:

                                                              1995        1994
- -------------------------------------------------------------------------------
Current deferred tax assets/(liabilities):
   Accounts receivable                                      $    51     $   106
   Inventory                                                  1,156       1,054
   Product liability reserve                                    136         218
   Accrued vacation                                             242         191
   Environmental reserve                                        500         583
   Other liabilities and reserves                              (139)        271
- -------------------------------------------------------------------------------
   Net current deferred tax asset                           $ 1,946     $ 2,423
===============================================================================
Noncurrent deferred tax assets/(liabilities):
   Postretirement and other accrued benefits                $   301     $   301
   Net operating loss and tax credit carryforwards            4,177       3,773
   Property, plant and equipment                             (1,826)     (1,756)
   Prepaid pension cost                                      (3,786)     (3,748)
- -------------------------------------------------------------------------------
   Net noncurrent deferred tax liability                    $(1,134)    $(1,430)
===============================================================================

SFAS 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes that a valuation allowance is not necessary because the benefits of the deferred tax assets will be realized as a result of the utilization of the deferred tax liabilities, the generation of future taxable income, and the existence of appreciated values over the tax basis of the Company's net assets. However, the amount of the deferred tax assets considered realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 1995, the Company has domestic net operating loss carryforwards of approximately $7,580 which expire in the years 2007 through 2010. The Company also has foreign net operating loss carryforwards of approximately $3,230 which can be carried forward indefinitely. The Company also has an alternative minimum tax credit carryforward of approximately $175, which can be carried forward indefinitely and a general business credit carryforward of approximately $75 which expires in 2005.

11. FOREIGN CURRENCY:

All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at rates of exchange in effect at the close of the year, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS 52). SFAS 52 requires that the effects of changes in the value of the U.S. dollar, as compared to the local currency of the foreign subsidiaries, be shown as translation adjustments in Shareholders' Equity.

Translation adjustments are as follows:

                                                      1995      1994      1993
- -------------------------------------------------------------------------------
Balance, beginning of year                            $  62     $(394)    $(111)
- -------------------------------------------------------------------------------
Translation adjustment increase (decrease):
   Net long-term assets                                  82        82       (39)
   Working capital                                     (119)      374      (244)
- -------------------------------------------------------------------------------
   Total adjustment                                     (37)      456      (283)
- -------------------------------------------------------------------------------
Balance, end of year                                  $  25     $  62     $(394)
===============================================================================

Currency exchange gains and losses during 1995, 1994 and 1993 were not significant.

The Company enters into forward foreign exchange contracts during the normal course of business to hedge its foreign currency exposure associated with sales contracts and purchase orders denominated in foreign currencies. Any gains and losses in connection with the contracts are included in the consolidated statements of operations. At December 31, 1995 and 1994 the value of the outstanding contracts were not significant to the Company's financial position.

(Dollars in thousands, except per share data)

12. ENVIRONMENTAL LIABILITY:

In September 1988, the Company and several other potentially responsible parties, ("PRPs"), were ordered by the Environmental Protection Agency, under the Federal "Superfund" legislation to perform a removal action to dispose of waste materials at the Rosen site, a former scrap yard in Cortland, New York. Thereafter, the Company and certain other PRPs agreed to perform a Remedial Investigation, Risk Assessment, and Feasibility Study at the site. The Remedial Investigation, Risk Assessment, and Feasibility Study have now been completed by an engineering firm and submitted to EPA Region II.

Six PRPs shared in the cost of the Remedial Investigation, Risk Assessment, and Feasibility Study. In 1992, five of these PRPs, including the Company, sued 15 additional companies and individuals that were considered to be potentially liable to share in the costs of the Remedial Investigation, Risk Assessment, and Feasibility Study and ultimate clean-up of the site.

During 1993, it was preliminarily estimated that the minimum remedial efforts could cost from $6,000 to $8,500. Accordingly, during 1993, the Company accrued an additional $1,600 to cover its share of the estimated costs associated with the ultimate resolution of this matter. Because of financial difficulties experienced by one of the PRPs and because the suit against the potential additional PRPs is not settled, the Company computed its share of the estimated costs on the basis of five PRPs.

During 1994, the estimated minimum costs of the remedial efforts did not materially change. However, because of the many uncertainties surrounding this issue the Company expensed approximately $300 of such costs instead of offsetting it against the accrued liabilities. Accordingly, at December 31, 1994 the Company maintained its accrual at $1,715 to absorb future costs associated with this matter.

During 1995, the aforementioned Risk Assessment concluded there was little, if any, risk to human health at the site. The Feasibility Study concluded that a cap over a portion of the site, an asphalt cover over the remainder of the site, together with continual ground water monitoring would constitute an adequate remedy. The EPA however, has informally taken the position that some site excavation will be required and has not yet formally commented on the Feasibility Study.

During 1995, the estimated minimum costs of the remedial efforts did not materially change. If the EPA accepts the recommendations described in the Feasibility Study, capital costs would be incurred in the early part of the remedial efforts and annual operating and maintenance costs primarily associated with ground-water monitoring and sampling would be incurred over a 30 year period. However, the EPA has given no indication that the remedy proposed in the Feasibility Study would be an acceptable one so that the final cost of the approved remedy should be considered highly speculative at this time. The ultimate liability of the Company will vary depending on the actual costs which will be incurred, the resolution of the lawsuit against the potential additional PRPs, the allocation of the costs of remediation among the various PRPs, and the financial viability of the existing PRPs.

In prior years, the Company commenced an action against six insurance carriers to secure defense and indemnification coverage for matters associated with defense costs and other costs associated with the clean up of the Rosen Site. In October 1995, the parties agreed to a settlement in which six of the insurance carriers, later amended to five, agreed to make a combined payment of $350 to the Company in exchange for a full site release. The Company has recorded this settlement in December 1995 and is studying the legal alternatives available against the sixth insurance carrier.

13. CONTINGENCIES:

The Company is a defendant in various legal actions, primarily product liability claims, arising in the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's consolidated financial position. The significance of these matters on the Company's future operating results will depend on the Company's level of future earnings as well as the timing and the amount of the ultimate disposition of these matters above the amounts covered by insurance.

The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for aggregate claims up to $3,100 annually. The Company is also self-insured for workers' compensation for those U.S. divisions located in Ohio. The Company is liable for individual claims up to $350 per occurrence. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

14. POSTRETIREMENT BENEFITS:

The Company provides certain life insurance benefits and certain health benefits for eligible retired employees through a participating contract with an insurance company. The liability and expense recorded is not material to the Company's financial position as of December 31, 1995 and 1994 or results of operations for each of the three years in the period ended December 31, 1995.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires the accrual of the

(Dollars in thousands, except per share data)

cost of providing postretirement benefits for life and medical insurance coverage over the active service period of the employee. As of January 1, 1993, the Company recognized the full amount of its estimated accumulated postretirement benefit obligation of $429 (net of $221 of income taxes) or $.11 per share as a cumulative effect of an accounting change in the consolidated statements of operations. This amount represents the present value of the estimated future benefits payable to current retirees and a pro-rata portion of estimated benefits payable to active employees after retirement. Prior to 1993, these costs were expensed when paid. These benefits continue to be funded by the Company only as incurred.

15. OPERATIONS, BUSINESS SEGMENT AND
GEOGRAPHIC INFORMATION:

The Company operates in three primary industries in which it designs and builds machinery in the machine tool, coil processing and paper converting industries. The Company's principal products are computer numerically controlled turning machines and machining centers, customer engineered metal coil processing equipment and paper converting equipment. Demand for all of the Company's products is highly cyclical. While the metal working machinery industry tends to lag the general economy, there can be no assurance that the industry will emulate the economy. All Company products are sold by direct Company sales people and independent agents throughout the United States and the world. Approximately 16%, 10% and 16% of the Company' consolidated revenues for 1995, 1994 and 1993, respectively, were export sales from the United States primarily to Mexico, Canada, China and the Far East. Intercompany and intersegment sales are priced at market but are not material. The foreign subsidiaries are located in England and Germany.

In June 1995, the Company purchased, for approximately $500, certain assets of the paper converting machinery segment (Busch Gmbh) of the Depiereux group of companies. In June 1994, the Company purchased certain assets of the coil processing machinery segment (Depiereux) of the Depiereux group of companies for approximately $1,260. During 1994, the Company incurred primarily start-up costs associated with this acquisition.

Business segment information is presented below:

                                              1995          1994          1993
- --------------------------------------------------------------------------------
Revenues:
   Machine tools                          $  49,534      $ 43,195      $ 40,806
   Coil processing                           57,651        33,354        36,782
   Paper converting                           8,313            --            --
   Adjustments and eliminations                (507)         (217)          (71)
- --------------------------------------------------------------------------------
                                          $ 114,991      $ 76,332      $ 77,517
================================================================================


                                           1995               1994        1993
- -------------------------------------------------------------------------------
Operating income (loss):
   Machine tools                       $  (1,980)          $ (2,973)   $ (2,184)
   Coil processing                         2,122                 13       1,316
   Paper converting                        1,182                 --          --
   Corporate                                (104)              (447)     (1,080)
- -------------------------------------------------------------------------------
                                       $   1,220           $ (3,407)   $ (1,948)
===============================================================================
Total assets:
   Machine tools                       $  57,930           $ 51,055    $ 52,635
   Coil processing                        41,403             28,301      28,044
   Paper converting                        8,560                 --          --
   Corporate                               3,233              2,763       1,564
   Adjustments and eliminations           (9,778)            (3,777)     (2,615)
- -------------------------------------------------------------------------------
                                       $ 101,348           $ 78,342    $ 79,628
===============================================================================
Depreciation and amortization:
   Machine tools                       $   1,013           $  1,060    $  1,123
   Coil processing                           647                478         411
   Paper converting                          118                 --          --
- -------------------------------------------------------------------------------
                                       $   1,778           $  1,538    $  1,534
===============================================================================
Capital expenditures:
   Machine tools                       $     564           $  1,099    $    194
   Coil processing                           869              1,232         744
   Paper converting                          725                 --          --
- -------------------------------------------------------------------------------
                                       $   2,158           $  2,331    $    938
===============================================================================

Geographic information is presented below:

                                           1995               1994        1993
- -------------------------------------------------------------------------------
Revenues:
   United States                       $  88,439           $ 71,001    $ 68,405
   Europe                                 27,059              5,548       9,183
   Adjustments and eliminations             (507)              (217)        (71)
- -------------------------------------------------------------------------------
                                       $ 114,991           $ 76,332    $ 77,517
===============================================================================
Operating income (loss):
   United States                       $     540           $ (1,005)   $   (596)
   Europe                                    784             (1,955)       (272)
   Corporate                                (104)              (447)     (1,080)
- -------------------------------------------------------------------------------
                                       $   1,220           $ (3,407)   $ (1,948)
===============================================================================
Total assets:
   United States                       $  84,207           $ 71,443    $ 75,077
   Europe                                 23,686              7,913       5,602
   Corporate                               3,233              2,763       1,564
   Adjustments and eliminations           (9,778)            (3,777)     (2,615)
- -------------------------------------------------------------------------------
                                       $ 101,348           $ 78,342    $ 79,628
===============================================================================

In February 1996, the Company approved the engagement of an investment banking firm to evaluate the strategic development of the Company's business and give consideration to various alternatives, such as the purchase of additional product lines, joint ventures, divestiture of particular business units, the sale of the entire Company or other transactions or programs.

- --------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
The Monarch Machine Tool Company

We have audited the accompanying consolidated balance sheets of The Monarch Machine Tool Company and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Monarch Machine Tool Company and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 14 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

COOPERS & LYBRAND L.L.P.

Dayton, Ohio
February 13, 1996

- --------------------------------------------------------------------------------

BOARD OF DIRECTORS

JOHN A. BERTRAND, President, A.O. Smith Electrical
Products Company, Tipp City, Ohio

WILLIAM A. ENOUEN, Senior Vice President and Chief
Financial Officer-Retired, Mead Corporation, Dayton, Ohio

DR. WALDEMAR M. GOULET, Ph.D., Professor of Finance,
Wright State University, Dayton, Ohio

KENNETH H. HOPKINS, Chairman and Director,
Field Abrasives Incorporated, Dayton, Ohio

DAVID E. LUNDEEN, Vice President-Retired,
The Monarch Machine Tool Company

ROBERT B. MEEKER, President, Robert B. Meeker
Consultants, Troy, Ohio

JOHN M. RICHARDSON, Senior Vice President-Retired,
A. O. Smith Corporation, Tipp City, Ohio

JOSEPH M. RIGOT, Partner-in-Charge, Thompson, Hine and
Flory, Dayton, Ohio

ROBERT J. SIEWERT, President,
The Monarch Machine Tool Company

JOHN F. TORLEY, President, Miami Valley Research
Foundation, Dayton, Ohio


OFFICERS

ROBERT J. SIEWERT, President

ROBERT J. KINDT, President-Monarch Stamco/Busch Divisions and Subsidiaries

ROBERT A. SKODZINSKY, Vice President-Vertical Machining Centers and General Manager, Monarch Cortland

PAUL J. MALONEY, Vice President and General Manager, Monarch Stamco U.S.

ROBERT B. RIETHMAN, Treasurer

EARL J. HULL, Secretary


DIVISIONS AND SUBSIDIARIES

CORPORATE OFFICE
The Monarch Machine Tool Company
615 North Oak Avenue
Sidney, Ohio 45365
Telephone: 513/492-4111

DIVISIONS
Monarch Sidney, Sidney, Ohio
MANUFACTURING DIVISION

Monarch Cortland, Cortland, New York
MANUFACTURING DIVISION

Monarch Stamco, New Bremen, Ohio
MANUFACTURING DIVISION

SUBSIDIARIES
Monarch Werkzeugmaschinen GmbH Hemsbach, Germany
SALES AND SERVICE SUBSIDIARY

Stamco UK Ltd. Walsall, West Midlands, England
SALES AND ENGINEERING SUBSIDIARY

Stamco Depiereux GmbH Duren, Germany
SALES AND ENGINEERING SUBSIDIARY

Monarch Busch GmbH Duren, Germany
SALES AND ENGINEERING SUBSIDIARY

Monarch Machine Tool International Ltd. Bridgetown, Barbados, W.I. FOREIGN SALES CORPORATION

COMMON STOCK TRANSFER AGENT AND REGISTRAR
Keycorp Shareholder Services, Inc.,
127 Public Square, 15th Floor, Cleveland, Ohio 44114-1306
1-800-542-7792

Shares traded New York Stock Exchange. Symbol MMO.
Principal newspaper listing.


20