Form 10-K, Exhibit 13
period 1996-12-31
MONARCH MACHINE TOOL CO
filed 1997-03-31
CIK 67532

The
Monarch
Machine
Tool
Company

Annual  Report 1996             [MONARCH logo]

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

- Monarch Sidney designs and produces manual and CNC turning machines.

- Monarch Cortland (Cortland, New York) designs and produces vertical machining centers.

- Monarch Stamco (New Bremen, Ohio) designs and manufactures custom metal coil processing equipment. Monarch Busch U.S., located at the same facilities, designs and manufactures paper converting equipment.

- Monarch subsidiaries in Europe include Stamco UK Ltd., England, and Stamco Depiereux, Germany, which design and market custom metal coil processing equipment, as well as Monarch Busch, Germany, which designs and markets paper converting machinery.



FINANCIAL HIGHLIGHTS

                                           1996             1995
                                              (In thousands)
Net Sales                             $   115,528      $ 114,991
Operating Costs and Expenses          $   126,748      $ 113,771
Income (Loss) Before Taxes            $    (7,891)     $   1,163
Income Tax Expense (Benefit)          $    (2,393)     $     377
Net Income (Loss)                     $    (5,498)     $     786
Cash Dividends                        $       775      $     775
Shareholders' Equity                  $    46,579      $  52,650

TO MONARCH SHAREHOLDERS                                              [HALFTONE]

Net losses during 1996 were $5.5 million after tax or $1.47 per share. This includes an after tax loss of $0.8 million prior to write downs of $4.7 million, primarily associated with inventories. These results also included an after-tax gain of $2.2 million associated with the sale of overseas properties.

Net sales during 1996 were $115.5 million, essentially unchanged from the $115.0 million of the prior year. New orders were $117.5 million, down 6% from the $125.5 million of 1995.

Fourth quarter operations showed after tax earnings of $68,000 or 2 cents per share prior to inventory write downs of $4.7 million for a net loss of $4.7 million or $1.25 per share.

Sales for the fourth quarter were $38.6 million, up 17% from the same period of the prior year and were enhanced by shipment of a single large order from our Stamco Division valued at $6.4 million.

Operating losses during 1996 were the result of lower than anticipated margins throughout the Company.

New orders at our Sidney Division, where our turning products are produced, rose substantially through the 3rd quarter of 1996, continuing a trend that began in 1995. Backlogs for the division increased 50% during the year despite a slow down in new orders during the fourth quarter. Shipments also increased, however, losses continued through the year as a result of inadequate margins for a number of product lines. Consequently several models were discontinued in order to improve overall efficiency. A write down of inventory was a necessary side effect of these changes and this constituted a large percentage of the losses described in the opening paragraph. Portions of discontinued product lines will be made available on a special order basis or as parts of multi-machine systems for customers who require their rugged design characteristics.

A significant percentage of new orders at Sidney during 1996 were from the automotive sector and proved to have better margins since they involved our more recently introduced Predator and Ultra-Center lines. Increased automotive business is a fairly recent and favorable trend and is the result of increased attention to specific customer requirements within that sector. New products, that are an extension of our cost effective Predator line, are scheduled for release early in 1997.

New order rates increased throughout 1996 at our Cortland, New York plant which is the source of our machining centers. Shipment rates were low early in the year and this served to depress average annual margins. Cortland did operate profitably in 1996 and order rates continue to be strong in a very competitive and active market. Cortland's new PMC product drew increasing attention from several manufacturing sectors, including automotive. This machine has features not easily duplicated and should enjoy increased volume as its introduction continues.

New orders for coil processing equipment, produced at our Stamco Division, were strong throughout 1996, continuing the pattern of the prior year. Shipments for 1996 were up 7% as compared to the prior year but income declined from 1995 levels due to several low margin shipments in the first quarter. Further, a large order was delayed by an overseas customer. This disrupted production schedules leading to poor utilization of facilities and additional margin erosion.

Stamco has well engineered products and can produce them at a profit. Continued attention to costs, an effective marketing program and an increased emphasis on better margins should permit this division to obtain improved performance despite continuous and intense price competition. Stamco enjoys an international customer base which recognizes the value and superior quality of its products. Stamco's experience in exporting, which now represents 40% of shipments from the U.S. plant, will be useful to our other divisions as they continue to develop off shore markets.

Overseas, new order rates for coil processing equipment were off at both Stamco U.K. and Depiereux in Dueren, Germany. A generally depressed European economy continues to be a factor. However, these divisions compete favorably in Mid and Far East markets which provide compensating opportunities. Active selling efforts produced new orders late in the year. Losses at these divisions were sufficient to offset gains at Stamco U.S. resulting in a loss for the coil processing segment of our business.

The Busch Division, during its second year as a part of the Company, recorded a loss due to low shipments. This division remains in a developmental phase and, with increased penetration of the U.S. market, has potential for good results. Busch designs and manufactures paper converting equipment which shares certain manufacturing methods with coil processing equipment. This should aid in rapid start up of U.S. production.

A developing U.S. staff began to receive their first orders late in the year. The product designs currently emanating from Busch GmbH, are innovative and of high quality and should do well in the U.S. market.

During 1996 we relocated our German machine tool subsidiary to Dueren, Germany where it shares facilities with Depiereux. Our properties in Hemsbach, Germany, which formerly housed our European machine tool operations, were then sold. We continue to provide service and repair parts to our European customers from Dueren.

In May of 1996, Robert Siewert resigned as President and Chief Executive Officer. The Board asked that I temporarily assume these duties during the search for a permanent replacement. Having recently retired from the Cortland Division as its Vice President and General Manager and having been a Director for many years this was considered an appropriate appointment during a transitional period. The search for a new President was carried out by a Special Committee of the Board which met with many capable candidates. During early 1997 our search narrowed and Richard E. Clemens was named President, C.E.O. and a Director of the Company effective March 10, 1997. Mr. Clemens, a 1972 graduate of General Motors Institute, has substantial experience in the agricultural, defense, and automotive industries. Most recently he has been Vice President and General Manager of The Frick Company, a Division of York International. Prior to that, he was President and C.E.O., Clark Material Handling Company, a Division of Terex, where he led a turnaround of that old line American Company.

The Board has directed Mr. Clemens to quickly and carefully evaluate the investments represented by our several factories and devise a course of action which will maximize return on those investments.

The firm of Lehman Brothers, investment bankers, continues to be retained by the Company and is available to aid in these evaluations.

The Board of Directors will continue to consider any and all alternatives and take those actions that it believes to be in the best interest of our shareholders.

It has been my pleasure to serve briefly and to again be associated with the many fine people of our Company and its shareholders. I thank you for the many courtesies extended to me.

/s/ David E. Lundeen

David E. Lundeen
Acting President and C.E.O.

March 14, 1997




I am very pleased and proud to have been named President and C.E.O. of your Company. I believe my previous assignments have prepared me to properly discharge the duties and responsibilities implicit in my appointment. I am enthusiastic and anxious to begin.

My experience in manufacturing has provided numerous opportunities to understand what good machinery, properly applied in an environment of continuous improvement, can achieve.

Monarch, with its century long tradition of technical leadership, has an opportunity to play a significant role in the continuing revival of American manufacturing. To succeed we must focus our experience where we can add recognized value . . . and that is on the factory floor of our customers, who themselves face a never-ending quest for improvement.

The pace of our business must be quicker. Every business segment and manufacturing location requires improvement initiatives. We must now perform at a higher level. Rest assured that we will not dismiss any opportunity to do so. We must exercise strong and decisive action once our strategy is set.

I look forward to the future and the anticipated changes that will serve our customers, shareholders and employees.


/s/ Richard E. Clemens

Richard E. Clemens
President and C.E.O.

March 14, 1997
                                  [HALFTONE]

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Strengthening demand for the Company's traditional products as well as increasing order levels for several new product offerings in 1996 as well as in 1995, elevated our backlogs and allowed our facilities to operate at somewhat greater levels relative to prior periods. Demand for the Company's products as well as for general purpose metal cutting capital equipment was exceedingly weak for several years prior to late 1994. New orders booked this year were $117.5 million as compared to approximately $125.5 million and $100.2 million during 1995 and 1994, respectively. Demand for all of the Company's products is highly cyclical. A flat market in the metalworking machinery industry, except in the automotive sector in which the Company has, until recently, played a minor role, adversely impacted order booking rates until the new order rate began increasing in the fourth quarter of 1994. The stronger order rate continued during the past two years. This resulted in a backlog of $60.8 million at December 31, 1996. Backlogs increased 2% when compared to last year and increased 22.7% relative to 1994. While the metal working machinery industry tends to lag the general economy, there can be no assurance that the industry will continue to recover at the same rate or at the same point in the cycle as in past economic recoveries. Furthermore, the severe price competition among domestic as well as foreign machine tool builders has and will continue to exert a depressing effect upon the gross margins that the Company can expect to achieve on sales of its products.


The Company reported an after tax loss for 1996 of $.8 million or $.20 per share before giving effect to an after tax inventory write down of $4.7 million or $1.27 per share booked during the fourth quarter. The inventory write downs were principally associated with the Sidney division where the Company's turning products are produced, and were the result of a narrowing of product lines in order to simplify manufacturing and improve efficiencies. In the second quarter of this year the Company also recorded a special charge to income of approximately $1.1 million or 30 cents per share to recognize the consolidation of several machine tool product lines, potentially uncollectible accounts and a state personal property tax liability. During the course of this year the Company also sold certain excess foreign properties for an after tax gain of approximately $2.2 million or 58 cents per share. The operating loss was largely created by poor margins at many of our operations with the exception of those in the paper converting segment of our business, as well as lower than optimum operating levels at our machine tool divisions. Certain promotional and operating expenses were incurred during the start-up of our new Busch U.S. division in New Bremen, which began taking orders in 1997.

The Company incurred a net gain of $.8 million for the year of 1995 as compared to a net loss of $1.5 million in 1994. Pre-tax earnings were positively impacted by $1.1 million, due to the acquisition of certain assets of the Busch Company located in Dueren, Germany. This newly created subsidiary, namely Monarch Busch GmbH, markets and engineers paper converting equipment worldwide. This subsidiary represents the Company's first diversification into non-metal working machinery, thereby partially mitigating our total reliance upon the metal working industries. Although this subsidiary's products are capital in nature and therefore highly cyclical, its products serve a completely different industry relative to our other operations. Pre-tax earnings in 1995 were favorably impacted by $.2 million as the Company was able to satisfy certain liabilities below the amounts recorded in the financial statements as well as sell a portion of the inventory above the book value recorded with respect to the closing of the Dean Smith & Grace subsidiary in 1992. Pre-tax earnings in 1995 were also positively affected by the receipt of a $.4 million settlement from an action against several insurance carriers for reimbursement of defense costs associated with the clean up of the Rosen site.

Pre-tax earnings in 1994 were negatively impacted by approximately $1 million in start-up costs associated with the acquisition of certain assets of the Depiereux Companies in Dueren, Germany. The newly created subsidiary, namely, Stamco Depiereux, markets and engineers coil processing equipment for customers worldwide. The creation of this operation has enabled Monarch to expand its product offerings in the strip processing equipment industry. This acquisition has also enabled the Company to relocate the Monarch Werkzeugmachinen subsidiary to the Stamco Depiereux operation to achieve certain operating efficiencies and allowed the Company to market the land and buildings at the previous location in Hemsbach, Germany, which was sold in 1996 as previously discussed. Pre-tax earnings in 1994 were favorably impacted by $.6 million as the Company was able to satisfy certain liabilities below the amounts recorded in the financial statements as well as sell a portion of the inventory above the book value recorded with respect to the closing of the Dean Smith & Grace subsidiary in 1992.

Net sales were $115.5 million in 1996, $115.0 million in 1995 and $76.3 million in 1994. The increase in shipments for the past two years, when compared to 1994, was the result of better orders and backlogs at most of our operations, as well as the start-up of two new operations.

Cost of sales, expressed as a percentage of sales, was 95.3% this year compared to 85.7% in 1995 and 89.3% in 1994. The abnormally high ratio in 1996 was due to several factors including the aforementioned inventory write down and the Company's inability to offset cost increases with adequate increases in prices charged to customers because of continued unrelenting price competition from machine tool builders, both domestic and foreign. Such competition is expected to continue into the immediate future. Margins at our U.S. strip processing operation were much lower than those experienced in past years. The low margins were mostly the result of the shipment of several new products that had not been produced in the past. Procedures have been adopted in an effort to control the quoting and cost over-runs that were associated with this type of order, in 1996, from happening in the future. The decrease in this ratio in 1995 relative to 1994 was primarily due to increasing plant utilization.

Selling, general and administrative expenses were $16.7 million in 1996, $15.3 million in 1995 and $11.6 million in 1994. SG&A as a percentage of sales increased to 14.4% in 1996 from 13.3% in 1995. In 1994 this percentage was 15.1%. The dollar increase in these expenses in 1996 as compared to 1995 was due to the start-up of the new Busch U.S. division as well as increased selling efforts particularly at our foreign operations. The dollar increase in these expenses in 1995 relative to 1994 was principally due to the first full year of operation of Stamco Depiereux, the creation of Monarch Busch GmbH and additional sales efforts at our U.S. divisions. The relative stability of these expenses expressed as a percentage of sales over the past three years is reflective of the stringent cost control efforts in all areas of the Company. However, this has been difficult to accomplish due to the burdensome increases in the cost of regulatory compliance, health care and certain other areas largely outside the direct control of the Company.

Research and development costs, which are expensed currently, were $1.4 million in 1996, $1.7 million in 1995 and $1.2 million in 1994. Total research and development expenditures during the past year were approximately equal to the average level of expense incurred during the last five years. As a result of the research and development efforts, the Company will introduce several new products during 1997.

The Company currently has an accrual of $1.5 million to cover its estimated share of the remaining estimated costs associated with the remediation of a "Superfund" site in Cortland, New York. The extent and nature of the contamination, insurance coverage available to the Company and participation by additional potentially responsible parties in the clean up of this site are not fully known at this time. The Remedial Investigation/Feasibility Study performed at this site resulted in the conclusion that there is little if any risk to human life at this site. During 1995 the aforementioned Feasibility Study concluded that a cap over a portion of the site, an asphalt cover over the remainder of the site, together with continual ground water monitoring would constitute an adequate remedy. However, the EPA has given no indication that the remedy proposed in the Feasibility Study would be acceptable, therefore, the final cost of the approved remedy should be considered highly speculative at this time.

To-date the estimated minimum costs of the remedial efforts have not changed. If the EPA accepts the recommendations described in the Feasibility Study, capital costs will be incurred in the early part of the remedial efforts and annual costs associated primarily with ground-water monitoring would be incurred over a 30 year period.

The attorneys for five of the existing PRPs brought on Motions for Summary Judgement against several defendants in order to establish liability for clean-up costs on the part of these defendants. The motions have been granted in two cases and are pending in three others.

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

The Company's retirement plans are substantially overfunded. Due to plan assets exceeding the benefit obligations, ($17.0 million at December 31, 1996 and $14.5 million at December 31, 1995), minimal contributions were required in 1996, 1995 and 1994. To the extent that the actual rate of return on plan assets continues to exceed both the assumed rate of return and the actuarily determined increase in benefit obligations, the employee benefit plans will continue to be overfunded and will require minimal contributions in the foreseeable future. This overfunding, therefore, has a positive impact on potential future cash flows of the Company. There are no time limits relative to the realization of the large pension asset; however, because of the magnitude of the overfunding and because of the applicable tax laws, the Company's ability to realize this prepayment is limited. The effect of this overfunding on deferred taxes is such that the pension income recognized for book purposes is not being recognized as income for tax purposes. This temporary difference, resulting in a deferred tax liability, will not reverse until such time as the pension plan costs exceed the returns on plan assets.

The assumption rates for calculating the pension benefit obligation were not changed during 1996 and therefore had no impact upon the pension benefit obligation calculations. However, in 1995, the Company changed the discount rate to 7.25% from 8% to reflect the current rates at which the benefit obligation could be effectively settled. This change had the effect of increasing the projected benefit obligation by approximately $1.8 million. In 1994 the discount rate was increased to 8% from 7%, thereby decreasing the projected benefit obligation by approximately $1.8 million.

Exchange adjustments resulting from foreign currency transactions are recognized in net earnings, whereas adjustments resulting from the translation of financial statements are reflected as translation adjustments in the shareholders' equity section of the balance sheet. Currency exchange gains and losses during 1996, 1995 and 1994 were not significant. Translation adjustment balances at December 31, 1996, 1995 and 1994 were $.2 million, $.1 million and $.1 million respectively.

The effective tax benefit rate of 30% in 1996, compares to an effective tax rate of 32% in 1995 and an effective tax benefit rate of 55% in 1994. The effective tax benefit rate and tax rate this year and last, respectively, approximates the statutory rates in effect in the jurisdictions in which our operations are located. The high effective tax benefit rate in 1994 was caused by foreign operations which are taxed at a high rate.

The Company has a total net deferred tax asset of $3.5 million at 12/31/96. The Company has determined that based upon the available weight of evidence it is not necessary to place a valuation allowance against this asset.
However, utilization of this asset depends upon the generation of future taxable income and certain tax planning opportunities potentially available to the Company.

The Company has taken several steps throughout the past several years designed to reverse the earnings decline of the past few years. The decision to dispose of the Dean Smith & Grace facility as well as the purchase of the Lodge & Shipley assets were designed to lower the Company's breakeven point and boost capacity utilization. The narrowing of product lines at the Sidney turning operation will allow greater manufacturing efficiencies and thereby help lower the breakeven point at this operation. The Company has also committed a considerable amount of effort and money into research and development in recent years to develop new product lines. Furthermore, stringent cost containment efforts have been effectuated for the past several years.

However, even with these efforts the earnings of the Company will be dependent upon the continued improvement of the market for capital equipment and the Company's ability to be effective in a highly competitive environment.

In addition to the above mentioned strategies, the Company, in

February 1996, engaged the investment banking firm of Lehman Brothers Inc. to evaluate various methods of maximizing shareholder value. Lehman Brothers will render advice as to the strategic development of the Company's business and give consideration to various alternatives, such as the purchase of additional product lines, joint ventures, divestiture of particular business units, the sale of the entire Company or other transactions or programs for maximizing shareholder value.

The Company has been working diligently to adapt its computer applications to accept the year 2000 in its date processing logic. Considerable progress has been made to-date by Company personnel and it is anticipated that this project will be largely completed by internal staff. We do not expect to spend any significant amounts with outside contractors relative to the completion of this task.

LIQUIDITY AND CAPITAL RESOURCES
The Company maintained a strong financial position throughout the year and has current assets of $2.03 for each dollar of current liabilities, as compared to $2.21 at December 31, 1995 and $2.11 at December 31, 1994. Cash used in operating activities totaled $4.1 million in 1996 and $6.2 million in 1995. Operations during 1994 provided cash of $2.2 million. The use of cash in 1996 was principally due to the need to finance an increase in the level of accounts receivable, as a result of two large foreign orders at our Stamco U.S. operation. The use of cash in 1996 was mitigated by cash generated by the sales of excess foreign properties. The use of cash in 1995 was principally due to the need to finance increases in the level of accounts receivable and inventories needed to support the increased level of business at most of our operations, offset by an increase in accounts payable and accrued expenses. The favorable impact on cash flow from operations in 1994 was primarily due to advantageous progress billing arrangements on several large orders taken late in the year.


Capital expenditures for plant and equipment totaled $1.1 million in 1996, $2.1 million in 1995 and $2.3 million in 1994. These capital expenditures were incurred to purchase machinery and equipment to enhance the productivity of the manufacturing plant and support the ability to control costs, as well as the purchase of the Monarch Busch GmbH operation in 1995 and the Stamco Depiereux operation in 1994. The Company has not increased its dividend payments during the past three years. Under a revolving credit agreement, the maximum amount that the Company can pay in dividends is $3.8 million plus the sum of the annual net income greater than zero since December 31, 1994, less the sum of all excess dividend distributions since December 31, 1994. At December 31, 1996, the maximum amount of retained earnings available for dividend distribution under this formula is approximately $3.0 million.

The Company had $18.2 million of long-term debt at the end of this year as compared to $14.3 million in 1995 and none at the end of 1994. The long-term debt carried during the past two years was incurred largely to finance an increase in business as stated above. The Company has unsecured lines of credit with several banks, aggregating approximately $37.0 million. One of these lines is a three-year revolver which contains a three year term-out option at April 30, 1998. Long-term borrowings against this $20 million line of credit at December 31, 1996 were $18 million. Management has the option to renew this revolving arrangement, rather than term out the loan. However, if this loan is termed out, principal repayments on the loan will be required as detailed in
Note 9 to the consolidated financial statements. On March 19, 1997 this Credit Facility was amended to revise certain financial ratios and to increase the interest rate in various increments up to (LIBOR plus 1.5%) dependent upon a certain financial ratio. The remaining lines of credit expire on various dates during 1997. It is management's intention to renew these arrangements.

At the beginning of 1996 the Company had several properties which were held for sale as the result of the consolidation of operations at our German subsidiaries and the discontinuance of an English operation. These properties, which were all sold during the year, generated approximately $4 million of cash which was used to retire debt.

The increase in the net borrowing position to $17.8 million in 1996 from $16.2 million in 1995 and $7 million in 1994 will subject the Company to greater financial risk relative to the direction of interest rate movements and general economic conditions. This situation is not expected to create undue hardship given the strong liquidity of the Company, and the fact that most of the borrowing was incurred to finance current operations.

It is anticipated that the environmental liability will be paid during the next several years. However, as more fully described in Note 10 to the consolidated financial statements, there are several factors that could have a positive and/or negative impact on this liability and the corresponding cash flow to the Company. The Company will continue to monitor this situation and as more information becomes available, the Company will reflect new data in its financial statements as it becomes known.

ACCOUNTING STANDARDS
In October 1995 the Accounting Standards Board issued
Statement of Financial Accounting Standards No. 123 (FASB No. 123), Accounting for Stock-Based Compensation. This statement defines a fair value based method of accounting for an employee stock option. As allowed by FASB No. 123 the Company has decided to remain with the method of accounting prescribed by APB Opinion No. 25 and, accordingly, FASB No. 123 will not have an impact on the Company's consolidated financial statements. No stock options were granted during 1996.

In March 1997, the Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, Earnings Per Share. This statement will replace the primary earnings per share calculation with a new defined basic earnings per share calculation, revise the disclosure requirements and increase the comparability of earnings per share data on an international basis. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of this statement.

Except for historical information, statements in this document which are forward-looking, involve risks and uncertainties including, but not limited to, continuation of intense price competition in the industries in which the Company participates, changes in economic conditions, customer preference and spending patterns, inflation, labor benefit costs, product liability and other legal claims and government regulatory initiatives.

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                        1996              1995                1994                  1993              1992
Net Sales                         $  115,528         $ 114,991            $ 76,332             $  77,517     (4)$   77,894
Net Income (Loss)              (1)$   (5,498)        $     786            $ (1,463)         (2)$    (475) (3)(5)$   (7,250)
Per common share               (1)$    (1.47)        $     .21            $   (.39)         (2)$    (.13) (3)(5)$    (1.94)
Dividends
   per common share               $      .20         $     .20            $    .20             $     .20        $      .20
Total Assets                      $  102,912         $ 101,348            $ 78,342             $  78,968        $   73,982
Long-Term Debt                    $   18,175         $  14,318                   0                     0                 0


(1) The 1996 results reflect an after-tax loss of $4,926 or $1.32 per share resulting from an inventory write-down primarily at our turning operation in Sidney, Ohio, as well as an after-tax loss of $1,100 or $.30 per share to recognize the consolidation of several product lines, potentially uncollectible accounts and a state personal property tax liability. Earnings were favorably impacted by an after-tax gain of $2,181 or $.58 per share by the sale of excess foreign properties and $1,662 or $.44 per share for LIFO liquidations.

(2) The 1993 results reflect an after-tax gain of $1,261 or $.34 per share representing both the cumulative effect and the current year's impact of adopting two new accounting standards, as well as a $1,900 pre-tax gain related to the prior year discontinuance of operations of a foreign subsidiary, which increased Net Income by $1,254 or $.33 per share and a $1,600 pre-tax charge related to a "Superfund" site in Cortland, New York, which reduced Net Income by $1,056, or $.28 per share.

(3) The 1992 results include an $8,478 pre-tax charge related to the discontinuance of the Dean Smith & Grace Subsidiary, which reduced Net Income by $5,595 or $1.50 per share.

(4) Net Sales for 1992 include the sales of the discontinued subsidiary, which were $4,532.

(5) Net Income (loss) for 1992 includes the Net Loss of the discontinued subsidiary, which was $(2,212). (Loss) per share for 1992 attributable to this discontinued subsidiary was $(.59).


SHAREHOLDERS' INFORMATION

STOCK PRICES                                  HIGH                       LOW

         1996
                  FIRST QUARTER              13                           9 7/8
                  SECOND QUARTER             12                          10 3/8
                  THIRD QUARTER              11 3/4                       9 1/2
                  FOURTH QUARTER             10 1/2                       7 3/4
         1995
                  First Quarter              10                           9 1/8
                  Second Quarter             10 1/8                       9 1/2
                  Third Quarter              15 1/4                       9 5/8
                  Fourth Quarter             14 1/4                       9 7/8


The number of shareholders of record as of December 31, 1996 was 2,539. Common shares outstanding as of December 31, 1996 were 3,744,967.

CONSOLIDATED BALANCE SHEETS

The Monarch Machine Tool Company and Subsidiaries
December 31, 1996 and 1995
(Dollars in thousands, except per share data)

                                                                                  1996         1995
ASSETS
Cash                                                                           $  4,848     $  2,616
Accounts receivable, net of allowance for doubtful
   accounts of approximately $469 and $150
   in 1996 and 1995, respectively (Note 2)                                       40,773       31,592
Inventories (Note 3)                                                             15,528       26,149
Costs and estimated earnings in excess of  billings
   on uncompleted contracts (Note 4)                                              3,307        7,912
Other current assets                                                              1,962        1,021
Deferred income taxes (Note 5)                                                    5,341        1,946
                                                                               --------     --------
      Current assets                                                             71,759       71,236
Property, plant and equipment, net (Note 6)                                      15,938       16,841
Prepaid pension cost (Note 7)                                                    13,277       11,276
Other assets (Notes 2 and 8)                                                      1,938        1,995
                                                                               --------     --------
      Total assets                                                             $102,912     $101,348
                                                                               ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings (Note 9)                                                 $  4,500     $  4,417
Current portion of long-term debt (Note 9)                                          122           99
Accounts payable                                                                 12,124       12,400
Accrued liabilities (Note 10)                                                    13,976       10,699
Billings in excess of costs and estimated earnings
   on uncompleted contracts (Note 4)                                              4,669        4,679
                                                                               --------     --------
      Current liabilities                                                        35,391       32,294
Deferred income taxes (Note 5)                                                    1,847        1,134
Postretirement and other accrued benefits (Note 7)                                  920          952
Long-term debt, less current portion (Note 9)                                    18,175       14,318
                                                                               --------     --------
                                                                                 56,333       48,698
                                                                               --------     --------
Contingencies (Note 11)
Preferred stock, no par value, $1 stated value; 500,000 shares authorized;
   14,757 shares issued and outstanding;
   (liquidation preference of $590)(Note 12)                                         14           14
Common stock, no par value, 12,000,000 shares authorized;
   3,744,967 shares issued and outstanding (Note 13)                              5,618        5,618
Retained earnings (Note 9)                                                       40,720       46,993
Translation adjustments (Note 14)                                                   227           25
                                                                               --------     --------
                                                                                 46,579       52,650
                                                                               --------     --------
      Total liabilities and shareholders' equity                               $102,912     $101,348
                                                                               ========     ========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS

for the years ended December 31, 1996, 1995 and 1994 (Dollars in thousands, except per share data)


                                                   1996           1995           1994
Net sales                                        $ 115,528      $ 114,991      $  76,332
Cost of sales (Note 3)                             110,076         98,502         68,175
                                                 ---------      ---------      ---------
                                                     5,452         16,489          8,157
Selling, general and
   administrative expenses                          16,672         15,269         11,564
                                                 ---------      ---------      ---------
      Operating income (loss)                      (11,220)         1,220         (3,407)
Other income (expense):
   Interest expense, net                            (1,065)          (576)          (310)
   Environmental income (expenses) (Note 10)           (50)           350           (300)
   Other income, net
      (Notes 8 and 15)                               4,444            169            728
                                                 ---------      ---------      ---------
      Income (loss) before income taxes             (7,891)         1,163         (3,289)
Income tax provision (benefit)(Note 5)              (2,393)           377         (1,826)
                                                 ---------      ---------      ---------
      Net income (loss)                             (5,498)           786         (1,463)

Retained earnings, beginning of year                46,993         46,982         49,220
                                                 ---------      ---------      ---------
                                                    41,495         47,768         47,757
Deduct dividends (preferred at $1.80
      per share and common at
      $.20 per share)                                  775            775            775
                                                 ---------      ---------      ---------
Retained earnings, end of year                   $  40,720      $  46,993      $  46,982
                                                 =========      =========      =========
Income (loss) per common share                   $   (1.47)     $     .21      $    (.39)
                                                 =========      =========      =========



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 1996,
1995 and 1994 (Dollars in thousands, except per share data)

                                                                                  1996            1995              1994
Cash flows from operating activities:
   Net income (loss)                                                            $ (5,498)        $    786         $ (1,463)
   Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
      Depreciation and amortization                                                1,955            1,778            1,538
      Pension income                                                              (2,001)            (115)            (513)
      Deferred tax provision (benefit)                                            (2,400)             181           (1,728)
      (Gain) loss on sale of fixed assets                                         (3,400)              72               26
      Provision for inventory write-down                                           9,690              757              748
      Cash provided by (required for) changes in assets and liabilities:
         Accounts receivable                                                      (9,479)          (6,766)          (1,260)
         Inventories                                                                 397           (6,688)             745
         Costs and estimated earnings in excess
            of billings on uncompleted contracts                                   4,546           (6,528)           2,064
         Billings in excess of costs and estimated
            earnings on uncompleted contracts                                        (21)             955            2,329
         Other assets                                                               (117)            (880)          (1,163)
         Accounts payable                                                           (448)           7,546            1,559
         Accrued liabilities                                                       2,707            2,747             (651)
                                                                                --------         --------         --------
            Net cash provided by (used in)
               operating activities                                               (4,069)          (6,155)           2,231
                                                                                --------         --------         --------
Cash flows used in investing activities:
   Capital expenditures                                                           (1,101)          (2,072)          (2,260)
   Proceeds from sale of fixed assets                                              3,969               --               --
                                                                                --------         --------         --------
         Net cash provided by (used in)
            investing activities                                                   2,868           (2,072)          (2,260)
                                                                                --------         --------         --------
Cash flows provided by (used in) financing activities:
   Dividends paid                                                                   (775)            (775)            (775)
   Proceeds from (repayment of)
      short-term borrowings, net                                                     129            2,359           (1,000)
   Proceeds from long-term borrowings                                              4,000            9,405               --
   Repayment of long-term borrowings                                                (120)              --               --
                                                                                --------         --------         --------
      Net cash provided by (used in)
         financing activities                                                      3,234           10,989           (1,775)
                                                                                --------         --------         --------
Effect of exchange rates on cash                                                     199             (176)             278
                                                                                --------         --------         --------
Net increase (decrease) in cash                                                    2,232            2,586           (1,526)
Cash, beginning of year                                                            2,616               30            1,556
                                                                                --------         --------         --------
Cash, end of year                                                               $  4,848         $  2,616         $     30
                                                                                ========         ========         ========

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

The following is a summary of the significant accounting policies:

a. PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of The Monarch Machine Tool Company and its subsidiaries (the Company). All intercompany accounts and transactions have been eliminated.

b. CASH AND CASH EQUIVALENTS:
The Company handles its cash transactions primarily through three institutions in the United States, one in the United Kingdom and one in Germany.

Cash equivalents include those obligations which are readily convertible to cash and have a stated maturity of ninety days or less when purchased.

c. PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment are recorded at cost and depreciated principally under the straight-line method, over their estimated useful lives. Repairs which do not extend the useful life of the asset are expensed as incurred. Major renewals or renovations are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is recognized.

d. REVENUE RECOGNITION:
Revenues are recorded at the time products are shipped except for significant long-term contracts which are recorded on the percentage-of-completion method. The percentage-of-completion method is used in the production of custom metal coil processing equipment and paper conversion machinery. Revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Revenue and gross profit are adjusted prospectively for revisions in estimated total contract costs. Estimated losses on contracts, if any, are recorded when identified.

e. RESEARCH AND DEVELOPMENT COSTS:
Research and development costs, which are expensed as incurred, were approximately $1,415, $1,679 and $1,225 in 1996, 1995 and 1994, respectively.

f. INCOME (LOSS) PER SHARE:
Income (loss) per common share is based upon net income (loss) after giving effect to the preferred stock dividend requirements and the weighted average number of common shares outstanding. Fully diluted income (loss) per share is not presented because the effect of dilution related to preferred shares does not have an impact in 1995 and is antidilutive in 1996 and 1994.

g. SUPPLEMENTAL CASH FLOW INFORMATION:
Total interest paid was approximately $1,380, $604 and $386 in 1996, 1995 and 1994, respectively.

Total income taxes paid were approximately $469, $188 and $213 in 1996, 1995 and 1994, respectively.

h. ENVIRONMENTAL REMEDIATION COSTS:
Costs incurred to investigate and remediate contaminated sites are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

i. STOCK OPTIONS:
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FASB No. 123), Accounting for Stock-Based Compensation. This Statement defines a fair value based method of accounting for an employee stock option. Although FASB No. 123 encourages all entities to adopt this method of accounting, it allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stocks Issued to Employees. The management of the Company has decided to remain with the method of accounting prescribed by APB Opinion No. 25. No stock options were granted during 1996.

j. POSTRETIREMENT BENEFITS:
The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of the employee. These benefits are funded by the Company when paid.

(Dollars in thousands, except per share data)


k. RECLASSIFICATIONS:
Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation.

2. ACCOUNTS RECEIVABLE:
Included in accounts receivable are $10,068 and $995 of unbilled accounts receivable as of December 31, 1996 and 1995, respectively. The 1995 unbilled accounts receivable were billed during 1996. Of the 1996 unbilled accounts receivable, approximately $1,224, representing several accounts, will be billed during 1997. In addition, it is anticipated that one account will be partially billed ($5,843) in April 1997 and partially billed ($3,001) in December 1997 at the time the equipment is shipped. The remaining balance included in other assets, ($1,002) representing retainage, will be billed during 1998.

3. INVENTORIES:
Inventories, aggregating approximately $10,309 and $20,474 at December 31, 1996 and 1995, respectively, were valued at the lower of last-in, first-out (LIFO) cost or market. The remaining inventories of approximately $5,219 and $5,675 at December 31, 1996 and 1995, respectively, were valued at the lower of first-in, first-out (FIFO) cost or market.

At December 31, 1996 and 1995, inventories are summarized as follows:

                                                            1996            1995
--------------------------------------------------------------------------------
Finished goods                                           $ 4,978         $ 6,696
Work-in-process and parts inventory                       23,940          33,232
Raw materials                                                599           1,398
--------------------------------------------------------------------------------
Total first-in, first-out
   (FIFO) cost                                            29,517          41,326
Less allowance to adjust the
   carrying value of inventories
   to LIFO basis                                          13,989          15,177
--------------------------------------------------------------------------------
                                                         $15,528         $26,149
================================================================================

The Company provides for potential losses from obsolete and slow-moving inventory in the period in which they are identified. The Company has decided to discontinue the manufacture of certain product lines except for certain special orders and, accordingly, has re-evaluated its parts inventory relating to those product lines. As a result of this re-evaluation, $7,463, ($1.32 per share after applicable income taxes of $2,537), before giving effect to LIFO liquidations, of the addition to the 1996 reserve for obsolete and slow-moving inventory is attributed to this change. The charge to earnings, before giving effect to LIFO liquidations, in 1996, 1995 and 1994 relating to obsolete and slow-moving inventory was $9,690, $757 and $748, respectively. Because of the above and because of reductions in inventory in the normal course of business, prior year LIFO inventory quantities were reduced. In 1996, this resulted in an increase in income before taxes of $2,518 ($.44 per share after applicable income taxes of $856).

4. CONTRACTS IN PROCESS:
Contract costs on uncompleted contracts are as follows:

                                     COSTS AND ESTIMATED    BILLING IN EXCESS
                                      EARNINGS IN EXCESS       OF COSTS AND
                                          OF BILLINGS      ESTIMATED EARNINGS    TOTAL
--------------------------------------------------------------------------------------
DECEMBER 31, 1996:
   COSTS                                   $ 11,472          $  1,371         $ 12,843
   ESTIMATED EARNINGS                         2,472               293            2,765
--------------------------------------------------------------------------------------
                                             13,944             1,664           15,608
   BILLINGS                                  10,637             6,333           16,970
--------------------------------------------------------------------------------------
                                            $ 3,307         $ (4,669)         $ (1,362)
======================================================================================
December 31, 1995:
   Costs                                   $ 13,924          $  8,934         $ 22,858
   Estimated earnings                         2,677             1,665            4,342
--------------------------------------------------------------------------------------
                                             16,601            10,599           27,200
   Billings                                   8,689            15,278           23,967
--------------------------------------------------------------------------------------
                                             $7,912         $ (4,679)         $  3,233
======================================================================================


5. INCOME TAXES:
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
The income tax provision (benefit) reflected in the consolidated statements of operations and retained earnings is comprised of the following:

                                          1996           1995            1994
--------------------------------------------------------------------------------
Current:
   Federal                              $  (110)        $    71         $   (68)
   Foreign                                  100             125             (30)
--------------------------------------------------------------------------------
                                            (10)            196             (98)
--------------------------------------------------------------------------------
Deferred:
   Federal                               (2,501)            259             421
   Foreign                                   --             326              --
--------------------------------------------------------------------------------
                                         (2,501)            585             421
--------------------------------------------------------------------------------
Net operating loss
   carryforward:
   Federal                                 (778)           (301)         (1,101)
   Foreign                                  896            (103)         (1,048)
--------------------------------------------------------------------------------
                                            118            (404)         (2,149)
--------------------------------------------------------------------------------
                                        $(2,393)        $   377         $(1,826)
================================================================================

(Dollars in thousands, except per share data)


The differences between the statutory U.S. income tax rate and the effective income tax rate are as follows:

                                1996        1995       1994
----------------------------------------------------------
U.S. income tax rate             (34)%        34%     (34)%
Effect of foreign operations       4          (1)     (16)
Other                             -           (1)      (5)
---------------------------------------------------------
                                 (30)%        32%     (55)%
=========================================================

The components of deferred taxes included in the balance sheets are as follows:


                                                                1996       1995
-------------------------------------------------------------------------------
Current deferred tax assets/(liabilities):
   Accounts receivable                                        $    46    $    51
   Inventory                                                    3,743      1,156
   Product liability reserve                                      173        136
   Accrued vacation                                               254        242
   Environmental reserve                                          510        500
   Other liabilities and reserves                                 615       (139)
-------------------------------------------------------------------------------
   Net current deferred tax asset                             $ 5,341    $ 1,946
================================================================================
Noncurrent deferred tax assets/(liabilities):
   Postretirement and other accrued benefits                     $272       $301
   Net operating loss and tax credit carryforwards              4,059      4,177
   Property, plant and equipment                               (1,713)    (1,826)
   Prepaid pension cost                                        (4,465)    (3,786)
-------------------------------------------------------------------------------
      Net noncurrent deferred tax liabilities                 $(1,847)   $(1,134)
================================================================================

Generally accepted accounting principles requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes that a valuation allowance is not necessary because the benefits of the deferred tax assets will be realized as a result of the utilization of the deferred tax liabilities, the generation of future taxable income, and the existence of appreciated values over the tax basis of the Company's net assets. However, the amount of the deferred tax assets considered realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 1996, the Company has domestic net operating loss carryforwards of approximately $9,868 which expire in the years 2007 through 2011. The Company also has foreign net operating loss carryforwards for its subsidiary in England of approximately $1,554 which can be carried forward indefinitely. The Company also has an alternative minimum tax credit carryforward of approximately $175, which can be carried forward indefinitely and a general business credit carryforward of approximately $75 which expires in the year 2005.


6. PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment includes the following:

                                                      1996                1995
--------------------------------------------------------------------------------
Land                                               $  1,328            $  1,318
Buildings                                            22,366              22,281
Machinery and equipment                              30,297              29,479
--------------------------------------------------------------------------------
                                                     53,991              53,078
Accumulated depreciation                            (38,053)            (36,237)
--------------------------------------------------------------------------------
                                                   $ 15,938            $ 16,841
================================================================================

7. BENEFIT PLANS:
The Company accounts for pension plans covering domestic employees in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions"(SFAS 87). Those plans which cover salaried employees provide pension benefits that are based on years of service and compensation before retirement. Plans covering union members generally provide benefits of stated amounts for each year of service. The Company contributes such amounts as are necessary on an actuarial basis to provide the Plan with assets sufficient to meet the benefits to be paid to Plan members. Due to plan assets exceeding benefit obligations, minimal contributions were required in 1996, 1995 and 1994. Although there are no time limits to the realization of the pension asset, because of the magnitude of the overfunding and because of the applicable tax laws, the opportunities to realize this prepayment are limited. Net periodic pension expense (income) includes the following components:

                                               1996         1995        1994
--------------------------------------------------------------------------------
Service cost-benefits earned
   during the period                         $   455      $   525         $  505
Interest cost on projected
   benefit obligation                          1,380        1,396          1,305
Actual return on assets                       (5,310)      (7,829)          (204)
Net amortization and deferral                  1,587        5,940         (2,119)
-------------------------------------------------------------------------------
                                             $(1,888)     $    32         $ (513)
================================================================================


The pension plans' funded status and accounting assumptions at December 31, 1996 and 1995 are as follows:
                                                             1996        1995
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation,
      including vested benefits of
      $18,022 and $16,835
      at December 31, 1996 and
      1995, respectively                                   $(18,562)    $(17,315)
================================================================================

(Dollars in thousands, except per share data)

                                                          1996           1995
--------------------------------------------------------------------------------
Projected benefit obligation for services
   rendered to date                                    $(20,703)       $(19,029)
Plan assets at fair value, primarily common
   stocks, pooled investment funds and
   U.S. Government securities                            37,742          33,548
Plan assets in excess of projected
   benefit obligation                                    17,039          14,519
Unrecognized net (gain) loss                             (3,071)         (2,224)
Unrecognized transition asset                              (691)         (1,019)
Prepaid pension cost included on the
   consolidated balance sheet                          $ 13,277        $ 11,276
================================================================================
Assumptions:
   Discount rate                                           7.25%            7.25%
   Compensation increases                                  4.50%            4.50%
   Rate of return on assets                                8.50%            8.50%

Unrecognized gains and losses, as of the beginning of the year, are amortized to income ratably over a period of five years. Assets in the plans include common stock of the Company with a fair value of $823 and $1,248 at December 31, 1996 and 1995, respectively.

In 1995, the Company decreased the discount rate from 8% to 7.25% to better reflect the current rates at which the obligation could be effectively settled. This decrease had the effect of increasing the projected benefit obligation by approximately $1,812.

The Monarch Machine Tool Company Retirement Savings Plan (the Plan) enables substantially all full-time domestic employees to participate and contribute up to 15% of their salary to the Plan upon completion of six months of service. Company matching and profit-sharing contributions are determined annually at the discretion of the Board of Directors. During 1996, 1995 and 1994, the Company made matching contributions of ten percent and no profit-sharing contributions. Total expense charged to operations was approximately $142, $126 and $116 in 1996, 1995 and 1994, respectively.

The Company also provides certain life insurance benefits and certain health benefits for eligible retired employees through a participating contract with an insurance company. The liability and expense recorded is not material to the Company's financial position as of December 31, 1996 and 1995 or results of operations for each of the three years in the period ended December 31, 1996.

8. OTHER ASSETS:
Included in other assets in 1995, is $1,177 of certain real estate, identified by the Company in prior years as being available for sale because of the discontinuance of Dean, Smith and Grace as described in Note 15 and because of the consolidation of the Company's German operations partly resulting from the acquisition described in Note 16. During 1996, the Company sold these properties and recognized a gain of $3,893, ($.58 per share after applicable income taxes of $1,712), which is included in other income net.

9.   DEBT:
a. SHORT-TERM BORROWINGS
At December 31, 1996 and 1995, the Company had $1,500 and $2,500 outstanding, respectively, under a demand revolving loan agreement which allows for borrowings up to $2,500 and which expires April 30, 1997. Interest is payable on outstanding borrowings at the bank's prime rate minus .50% (effectively 7.75% at December 31, 1996).

The Company also maintains lines of credit with a bank, which expire August 31, 1997, in the aggregate amount of $4,000 for its German subsidiaries. Outstanding borrowings bear interest at the bank's overdraft rate plus .75% (effectively 7% at December 31, 1996). The Company had no borrowings outstanding at December 31, 1996 and $1,917 outstanding at December 31, 1995 under these lines of credit. As part of these agreements, letters of credit will be reserved under the available line of credit. At December 31, 1996 and 1995, approximately $2,257 and $2,285, respectively, of letters of credit were outstanding.

At December 31, 1996, the Company had outstanding $3,000 under an unsecured $7,500 revolving loan agreement with a bank. There were no outstanding borrowings as of December 31, 1995. Interest on any amounts outstanding is based on the reserve adjusted LIBOR rate plus 1.00% (effectively 6.30% at December 31, 1996). This Agreement expires June 1, 1997. As part of this agreement, standby and commercial letters of credit will be reserved under the line-of-credit. At December 31, 1996 and 1995, approximately $2,837 and $3,805, respectively, of such letters of credit are outstanding.

Additionally, the Company has a line of credit with a bank, which expires on August 31, 1997, for its subsidiary located in England which allows for borrowings up to $3,400. Outstanding borrowings bear interest at the LIBOR rate plus 3% (effectively 8.8% at December 31, 1996). The Company had no outstanding borrowings at December 31, 1996 and 1995. As part of this agreement, letters of credit will be reserved under the available line of credit. At December 31, 1996, approximately $1,464 of letters of credit were outstanding.

The weighted average interest rate on all outstanding short-term borrowings at December 31, 1996 and 1995 was 6.6% and 6.9%, respectively.
14

(Dollars in thousands, except per share data)

b. LONG-TERM BORROWINGS

In June 1995, the Company entered into the Credit Facility with two banks. The agreement provides the Company with a revolving credit facility of $20,000 until April 30, 1998, at which time the Company has the option to convert any outstanding amounts into a single term loan which would mature on April 30, 2001.

Interest on any outstanding loans is based on LIBOR plus 1% (effectively 6.8% at December 31, 1996). A commitment fee of 3/8 of 1% per annum must be paid quarterly on the daily average unused amount of the Credit Facility. At December 31, 1996 and 1995, the Company has $18,000 and $14,000, respectively, outstanding under the Credit Facility.

The Credit Facility requires the Company to comply with various covenants which include, among others, maintaining certain financial ratios and limiting the payment of dividends. In addition, the Credit Facility contains a cross-default clause whereby any default or event of default under any other credit agreement shall be deemed an event of default under the Credit Facility. The demand revolving loan agreement described in (a) above contains a subjective acceleration clause whereby the Bank can deem an event of default if it for any good faith reason deems itself insecure or there has been a material adverse change in the financial affairs or operating condition of the Company. As of December 31, 1996, the maximum amount of retained earnings available for dividends is approximately $2,975.

In 1995, a Germany subsidiary entered into two term loans. The aggregate amount outstanding at December 31, 1996 and 1995 was $297 and $417, respectively. The loans bear interest at 5.5% and 6.75% per annum and mature on March 30, 1999 and September 30, 2000, respectively. Principal payments are due semi-annually with interest payable quarterly.

Future payments due under all long-term borrowing arrangements are as follows:

                   1997                    $ 122
                   1998                    3,878
                   1999                    5,864
                   2000                    6,256
                   2001                    2,177
--------------------------------------------------------------------------------
                                          18,297
                   Less current portion      122
--------------------------------------------------------------------------------
                                         $18,175
================================================================================


On March 19, 1997 the Credit Facility was amended to revise certain financial ratios and to increase the interest rate in various increments up to LIBOR plus 1.5% dependent upon a certain financial ratio.

10. ENVIRONMENTAL LIABILITY:

In September 1988, the Company and several other potentially responsible parties ("PRPs") were ordered by the Environmental Protection Agency, under the Federal "Superfund" legislation to perform a removal action to dispose of waste materials at the Rosen site, a former scrap yard in Cortland, New York. Thereafter, the Company and certain other PRPs agreed to perform a Remedial Investigation, Risk Assessment, and Feasibility Study at the site. The Remedial Investigation, Risk Assessment, and Feasibility Study have been completed by an engineering firm and submitted to EPA Region II in 1995.

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

During 1994, the estimated minimum costs of the remedial efforts did not materially change. However, because of the many uncertainties surrounding this issue the Company expensed approximately $300 of such costs instead of offsetting it against the accrued liabilities. Accordingly, at December 31, 1994, the Company maintained its accrual at $1,715 to absorb future costs associated with this matter.

During 1995, the aforementioned Risk Assessment concluded there was little, if any, risk to human health at the site. The Feasibility Study concluded that a cap over a portion of the site, an asphalt cover over the remainder of the site, together with continual ground water monitoring would constitute an adequate remedy.

The attorneys for five PRPs have brought on Motions for Summary Judgment against several defendants in order to establish liability for clean-up costs on the part of these defendants. In the case of two of these defendants, the motions have been granted and liability thus established. Additional motions against three defendants have been made and are now pending. It is the opinion of the PRP's attorneys that these motions are also likely to be successful. In the opinion of counsel, this is significant since all defendants against which liability has been established will in all probability be included in the EPA order directing cleanup

(Dollars in thousands, except per share data)


of the Rosen Site and will thereby be compelled to share in the costs of cleanup.

During 1995 and 1996, the estimated minimum costs of the remedial efforts did not materially change. If the EPA accepts the recommendations described in the Feasibility Study, capital costs would be incurred in the early part of the remedial efforts and annual operating and maintenance costs primarily associated with ground-water monitoring and sampling would be incurred over a 30 year period. However, the EPA has given no indication that the remedy proposed in the Feasibility Study would be an acceptable one so that the final cost of the approved remedy should be considered highly speculative at this time. The ultimate liability of the Company will vary depending on the actual costs which will be incurred, the resolution of the lawsuit against the potential additional PRPs, the allocation of the costs of remediation among the various PRPs, and the financial viability of the existing PRPs.

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

11. CONTINGENCIES:
The Company is a defendant in various legal actions, primarily product liability claims, arising in the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's consolidated financial position. The significance of these matters on the Company's future operating results will depend on the Company's level of future earnings as well as the timing and the amount of the ultimate disposition of these matters above the amounts covered by insurance.

The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for aggregate claims up to $3,300 annually. The Company is also self-insured for workers' compensation for those U.S. divisions located in Ohio. The Company is liable for individual claims up to $350 per occurrence. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

12. CAPITAL STOCK:
The Company's preferred shares are $1.80 cumulative. Each preferred share is entitled to one vote and is convertible into four common shares.

13. STOCK PLANS:
In 1994, the Board of Directors adopted, and the shareholders approved the 1994 Employees Stock Option Plan ("the 1994 Plan"). The 1994 Plan provides for the issuance of up to 100,000 shares of common stock in connection with nonqualified and incentive stock options granted under such plan. The exercise price for the options may not be less than the market value of the underlying shares on the date of grant. Outstanding options become exercisable one year from the date of grant, at 25% per year on a cumulative basis, and expire 10 years from the date of grant, or upon an employee's separation or retirement. As of December 31, 1996 and 1995, 73,000 shares remain available for issuance under the 1994 Plan.

The Company's Employees Stock Option Plan ("the 1984 Plan") which authorized the granting of incentive and nonqualified stock options to purchase common stock expired on December 31, 1993. The 1984 Plan provided for the issuance of up to 50,000 shares of common stock in connection with the exercise of stock options under such plan. No further grants will be made under the 1984 Plan.

The following summarizes changes in common stock options under the 1984 Plan and 1994 Plan during 1996, 1995 and 1994:

                                             NUMBER OF SHARES    PRICE PER SHARE
--------------------------------------------------------------------------------
Outstanding December 31, 1993                      20,900         $11.38 - 13.94
Granted                                            22,100                   9.69
Cancelled                                          (2,100)         12.50 - 13.94
--------------------------------------------------------------------------------
Outstanding December 31, 1994                      40,900         $ 9.69 - 13.94
Granted                                             4,900                  10.19
Cancelled                                          (2,000)                  9.69
--------------------------------------------------------------------------------
Outstanding December 31, 1995                      43,800         $ 9.69 - 13.94
Granted                                                 -                      -
Cancelled                                            (500)                 10.19
--------------------------------------------------------------------------------
Outstanding December 31, 1996                      43,300         $ 9.69 - 13.94
================================================================================
Options Exercisable at:
  December 31, 1996                                29,700         $ 9.69 - 13.94
  December 31, 1995                                23,325         $ 9.69 - 13.94

The weighted average exercise price and the weighted average contractual life on all outstanding options is $11.50 and 5 1/2 years, respectively.

The Company also has a Restricted Stock Bonus Plan, which authorizes the awarding of up to an aggregate of 50,000 common shares to employees less than sixty years old. No common shares have been awarded under this Plan.

14. FOREIGN CURRENCY:
All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at rates of exchange in effect at the close of the year, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency

(Dollars in thousands, except per share data)


Translation"(SFAS 52). SFAS 52 requires that the effects of changes in the value of the U.S. dollar, as compared to the local currency of the foreign subsidiaries, be shown as translation adjustments in Shareholders' Equity.

Translation adjustments are as follows:

                                                     1996      1995       1994
--------------------------------------------------------------------------------
Balance, beginning of year                           $  25     $  62      $(394)
--------------------------------------------------------------------------------
Translation adjustment increase (decrease):
   Net long-term assets                                 67        82         82
   Working capital                                     135      (119)       374
--------------------------------------------------------------------------------
   Total adjustment                                    202       (37)       456
--------------------------------------------------------------------------------
Balance, end of year                                 $ 227     $  25      $  62
================================================================================

Currency exchange gains and losses during 1996, 1995 and 1994 were not significant.

The Company enters into forward foreign exchange contracts during the normal course of business to hedge its foreign currency exposure associated with sales contracts and purchase orders denominated in foreign currencies. Any gains and losses in connection with the contracts are included in the consolidated statements of operations and retained earnings. At December 31, 1996 and 1995, the value of the outstanding contracts were not significant to the Company's financial position.

15. DISCONTINUED OPERATIONS:
In 1992, the Company discontinued the operations of Dean Smith and Grace and provided for the estimated loss of $8,478 ($1.50 per share after applicable income taxes of $2,883). Subsequent to 1992, the Company recovered some of these charges primarily due to the realization of assets at more favorable terms than originally estimated. As a result, the Company recognized a gain of $365 ($.06 per share after applicable income taxes of $124), $230 ($.04 per share after applicable income taxes of $78), and $557 ($.10 per share after applicable income taxes of $189), all of which are included in other income net, for 1996, 1995 and 1994, respectively. Primarily all of the 1996 gain is attributed to the sale of property as described in Note 8.

16. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION:
The Company operates in three primary industries in which it designs and builds machinery in the machine tool, coil processing and paper conversion industries. The Company's principal products are computer numerically controlled turning machines and machining centers, custom engineered metal coil processing equipment and paper conversion equipment. Demand for all of the Company's products is highly cyclical. While the metal working machinery industry tends to lag the general economy, there can be no assurance that the industry will emulate the economy. All Company products are sold by direct Company sales people and independent agents throughout the United States and the world. Approximately 17%, 16% and 10% of the Company' consolidated revenues for 1996, 1995 and 1994, respectively, were export sales from the United States primarily to Mexico, Canada, China and the Far East. Intercompany and intersegment sales are priced at market but are not material. The foreign subsidiaries are located in England and Germany.

In June 1995, the Company purchased, for approximately $500, certain assets of the paper conversion machinery segment (Busch Gmbh) of the Depiereux group of companies. In June 1994, the Company purchased certain assets of the coil processing machinery segment (Depiereux) of the Depiereux group of companies for approximately $1,260. During 1994, the Company incurred primarily start-up costs associated with this acquisition.

In 1996, the Company consolidated its German operations and recognized a gain on sale of property as described in Note 8.

Business segment information is presented below:


                                       1996           1995            1994
-------------------------------------------------------------------------------
Revenues:
   Machine tools                    $  55,328      $  49,534      $  43,195
   Coil processing                     57,383         57,651         33,354
   Paper conversion                     3,623          8,313             --
   Adjustments and eliminations          (806)          (507)          (217)
--------------------------------------------------------------------------------
                                    $ 115,528      $ 114,991      $  76,332
================================================================================
Operating income (loss):
   Machine tools                    $  (9,258)     $  (1,980)     $  (2,973)
   Coil processing                       (789)         2,122             13
   Paper conversion                      (902)         1,182             --
   Corporate                             (271)          (104)          (447)
--------------------------------------------------------------------------------
                                    $ (11,220)     $   1,220        $(3,407)
================================================================================
Total assets:
   Machine tools                    $  56,122      $  57,930      $  51,055
   Coil processing                     40,288         41,403         28,301
   Paper conversion                     1,787          8,560             --
   Corporate                            8,871          3,233          2,763
   Adjustments and eliminations        (4,156)        (9,778)        (3,777)
--------------------------------------------------------------------------------
                                    $ 102,912      $ 101,348      $  78,342
================================================================================
Depreciation and amortization:
   Machine tools                    $     955      $   1,013      $   1,060
   Coil processing                        803            647            478
   Paper conversion                       197            118             --
--------------------------------------------------------------------------------
                                    $   1,955      $   1,778      $   1,538
================================================================================
Capital expenditures:
   Machine tools                    $     585      $     564      $   1,099
   Coil processing                        434            869          1,232
   Paper conversion                        78            725             --
--------------------------------------------------------------------------------
                                    $   1,097      $   2,158      $   2,331
================================================================================


(Dollars in thousands, except per share data)

Geographic information is presented below:

                                      1996          1995            1994
--------------------------------------------------------------------------------
Revenues:
   United States                    $  97,088      $  88,439      $  71,001
   Europe                              19,246         27,059          5,548
   Adjustments and eliminations          (806)          (507)          (217)
--------------------------------------------------------------------------------
                                    $ 115,528      $ 114,991      $  76,332
================================================================================
Operating income (loss):
   United States                    $  (8,691)     $     540      $  (1,005)
   Europe                              (2,258)           784         (1,955)
   Corporate                             (271)          (104)          (447)
--------------------------------------------------------------------------------
                                    $ (11,220)     $   1,220     $   (3,407)
================================================================================
Total assets:
   United States                    $  83,318      $  84,207      $  71,443
   Europe                              14,879         23,686          7,913
   Corporate                            8,871          3,233          2,763
   Adjustments and eliminations        (4,156)        (9,778)        (3,777)
--------------------------------------------------------------------------------
                                    $ 102,912      $ 101,348        $78,342
================================================================================

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:
The financial instruments of the Company and its subsidiaries consist mainly of cash, long term investments, current and non-current accounts receivables, short-term bank credit, accounts payable, accrued liabilities and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amount. The fair value of non-current receivables and long-term liabilities also approximates their carrying value, because they bear interest at rates close to the prevailing market rates.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
The Monarch Machine Tool Company

We have audited the accompanying consolidated balance sheets of THE MONARCH MACHINE TOOL COMPANY AND SUBSIDIARIES as of December 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Monarch Machine Tool Company and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
Dayton, Ohio
February 11, 1997, except for
the last paragraph of Note 9 as to
which the date is March 19, 1997
                                                                              19

BOARD OF DIRECTORS

JOHN A. BERTRAND, President, A.O. Smith Electrical
Products Company, Tipp City, Ohio

RICHARD E. CLEMENS, President and Chief Executive Officer,
The Monarch Machine Tool Company,
effective 3-10-97.

WILLIAM A. ENOUEN, Senior Vice President and Chief
Financial Officer-Retired, Mead Corporation, Dayton, Ohio

DR. WALDEMAR M. GOULET, Ph.D., Professor of Finance,
Wright State University, Dayton, Ohio

KENNETH H. HOPKINS, Chairman and Director,
Field Abrasives Incorporated, Dayton, Ohio

DAVID E. LUNDEEN, Acting President and Chief Executive Officer,
The Monarch Machine Tool Company

JOHN M. RICHARDSON, Senior Vice President-Retired,
A. O. Smith Corporation, Tipp City, Ohio

JOSEPH M. RIGOT, Partner-in-Charge, Thompson, Hine and
Flory, Dayton, Ohio

JOHN F. TORLEY, Chief Executive Officer-Retired, Amcast
Industrial Corp., Dayton, Ohio



OFFICERS

DAVID E. LUNDEEN, Acting President and Chief Executive Officer,
The Monarch Machine Tool Company

RICHARD E. CLEMENS, President and Chief Executive
Officer, The Monarch Machine Tool Company, effective 3-10-97.

ROBERT J. KINDT, President-Monarch Stamco/Busch
Divisions and Subsidiaries

ROBERT A. SKODZINSKY, Vice President-Vertical Machining
Centers and General Manager, Monarch Cortland

PAUL J. MALONEY, Vice President and General Manager,
Monarch Stamco U.S.

ROBERT B. RIETHMAN, Treasurer

EARL J. HULL, Secretary



DIVISIONS AND SUBSIDIARIES

CORPORATE OFFICE
The Monarch Machine Tool Company
615 North Oak Avenue
Sidney, Ohio 45365
Telephone: 937/492-4111

DIVISIONS
Monarch Sidney, Sidney, Ohio
MANUFACTURING DIVISION

Monarch Cortland, Cortland, New York
MANUFACTURING DIVISION

Monarch Stamco, New Bremen, Ohio
MANUFACTURING DIVISION

Monarch Busch  U.S., New Bremen, Ohio
MANUFACTURING DIVISION

SUBSIDIARIES
Monarch Werkzeugmaschinen GmbH
Dueren, Germany
SALES AND SERVICE SUBSIDIARY

Stamco UK Ltd.
Walsall, West Midlands, England
SALES AND ENGINEERING SUBSIDIARY

Stamco Depiereux GmbH
Dueren, Germany
SALES AND ENGINEERING SUBSIDIARY

Monarch Busch GmbH
Dueren, Germany
SALES AND ENGINEERING SUBSIDIARY

Monarch Machine Tool International Ltd.
Bridgetown, Barbados, W.I.
FOREIGN SALES CORPORATION



COMMON STOCK TRANSFER AGENT AND REGISTRAR
Fifth Third Bank
38 Fountain Square Plaza MD-1090F5
Cincinnati, Ohio 45263
1-800-837-2755

Shares traded New York Stock Exchange. Symbol MMO.

                                       20