Form 10-K, Exhibit 13
period 1997-12-31
MONARCH MACHINE TOOL CO
filed 1998-03-31
CIK 67532

                                 [MONARCH LOGO]








                        The Monarch Machine Tool Company
                              2600 Kettering Tower
                               Dayton, Ohio 45423

                                       THE

                                     MONARCH

                              MACHINE TOOL COMPANY


                                      "PROVIDING
             [MONARCH LOGO]           MANUFACTURING
                                      SOLUTIONS TO
                                      INDUSTRIES
                                      WORLDWIDE"


                                      1997
                                  ANNUAL REPORT

                                TABLE OF CONTENTS

Company Profile and Current Year's Events.....................................1

Letter to Monarch Shareholders................................................2

Monarch Machine Tools.........................................................4

Stamco Coil Processing Equipment .............................................6

Busch Coating and Laminating Equipment........................................8

Financial Results:

         Selected Financial Data..............................................9

         Management's Discussion and Analysis of
         Financial Condition and Results of Operations.......................10

         Consolidated Balance Sheets.........................................12

         Consolidated Statements of Operations and Retained Earnings.........13

         Consolidated Statements of Cash Flows...............................14

         Notes to Consolidated Financial Statements..........................15

         Report of Independent Accountants...................................23

Board of Directors and Executive Officers....................................24

                             SHAREHOLDER INFORMATION




ANNUAL MEETING                          EXECUTIVE OFFICES
May 5, 1998                             The Monarch Machine Tool Company
1:00 p.m.                               2600 Kettering Tower
Kettering Tower, 12th Floor             Dayton, Ohio 45423
40 N. Main Street                       (937) 910-9300
Dayton, Ohio
                                        LEGAL COUNSEL
INDEPENDENT ACCOUNTANTS                 Thompson Hine & Flory LLP
Coopers & Lybrand L.L.P.                2000 Courthouse Plaza NE
2080 Kettering Tower                    Dayton, Ohio 45402
Dayton, Ohio 45423-2080
                                        INVESTOR RELATIONS
REGISTRAR AND TRANSFER AGENT            Request for a copy of Monarch's Annual Report on
The Fifth Third Bank                    Form 10-K, news releases and any other information
38 Fountain Square Plaza MD-1090F5      should be directed to:
Cincinnati, Ohio 45263
(800) 837-2755                                 Investor Relations
                                               c/o Executive Offices




                   MARKET PRICE, DIVIDEND AND SHAREHOLDER DATA




The following table sets forth the high and low price of the Company's Common Stock on the New York Stock Exchange Composite Tape and the dividend per share paid on the Common Stock (ticker symbol is MMO):

                                               1997                                         1996
                               ---------------------------------------      ---------------------------------------
                                                          DIVIDEND                                     DIVIDEND
       QUARTER ENDED             HIGH          LOW          PAID               HIGH          LOW          PAID
-----------------------------------------------------------------------     ---------------------------------------
       March 31                 $9 1/8       $7 3/8          5(cent)            $13        $9 7/8          5(cent)
       June 30                     9            7            5(cent)            12         10 3/8          5(cent)
       September 30              9 3/4       7 3/16          5(cent)          11 3/4        9 1/2          5(cent)
       December 31              9 15/16      7 11/16         5(cent)          10 1/2        7 3/4          5(cent)


At December 31, 1997, the number of holders of record for the Company's Common Stock was 2,325 and the number of shares outstanding was 3,761,967.

COMPANY PROFILE

For almost 90 years, the Monarch Machine Tool Company has produced a wide-range of quality metalworking machinery for customers in a variety of industries, both domestically and internationally. Throughout its history, Monarch has been at the forefront in designing and engineering unique equipment to satisfy the varying needs of its broad customer base. The Company's principal products are custom coil processing equipment (Stamco located in New Bremen, Ohio and in West Midland, England), computer numerically controlled vertical machining centers (Monarch Machine Tools located in Cortland, New York) and its newer coating and laminating equipment business (Busch located in Sidney, Ohio).

Custom coil processing equipment is used by metal processors and product manufacturers to flatten, cut, slit, clean and polish coils of any type of metal, including steel, aluminum or brass. High performance computer numerically controlled vertical machining centers are sold to manufacturers of components made of high density (for instance titanium) metals, in industries such as aerospace, automotive and oil drilling and are used in rugged applications requiring high horsepower, special tooling, high tolerances or other special production requirements. To complement its machining center business, the Company entered into a strategic alliance in 1997 with Spinner Machine Tool Company (located near Munich, Germany) to provide a quality source of ultra-precision computer numerically controlled turning machines to North American customers. Custom coating and laminating equipment is used to further process paper, plastic or foil for use in flexible or medical packaging, adhesive products and wall coverings.

While much of Monarch's history was in its lathe business located in Sidney, Ohio, this business was sold in 1997. The Company is now focused on increasing the market share of its two remaining core businesses and in the growth opportunities available in the coating and laminating equipment business.


                              CURRENT YEAR'S EVENTS

CLOSING NON-PROFITABLE OPERATIONS

During 1997, the Company disposed of a majority of the assets and the business of its Sidney lathe operation and decided to sell or close its German facilities, which manufacture coil processing and coating and laminating equipment, primarily sold in Europe. The Company's financial results in 1997 include $6.2 million of losses from operations, asset impairment and closure reserves related to the Sidney lathe and German businesses. These decisions had a negative impact on the Company's financial results in 1997, but will enable the Company to focus on increasing the profitability of its core businesses in 1998.

IMPROVEMENT IN CORE BUSINESSES

The Company's ongoing core businesses contributed earnings before income tax of $843,000 in 1997 compared to a loss before income tax of $478,000 in 1996. Sales at these core businesses increased to $91.4 million in 1997 from $78.4 million in 1996.

STRENGTHENING FINANCIAL POSITION

Proceeds from the sale of the Sidney lathe operation contributed to the Company being able to repay a majority of its bank indebtedness in 1997. The Company's beginning 1998 financial position shows a very low debt to equity ratio, which allows the Company necessary leverage when evaluating opportunities to expand its businesses through acquisition or strategic alliance.

LETTER TO MONARCH SHAREHOLDERS



Your Company completed a year of significant change in 1997. During the second half of the year, decisions were made to divest or discontinue operations in four businesses. After an intense evaluation process which included operational and market analysis, product line assessment and customer surveys, we could not project an acceptable level of success in those businesses. This process resulted in the sale of two and the closure of two other business units.

We believe the repositioning and realignment of our business units is now complete. The 1997 scorecard reads: two businesses sold, two businesses closed, one business moved, one business gained significant cost reductions through negotiations with the state government and a local utility and relocation of the corporate headquarters to better serve the business units. In 1998, management's energies are directed to improving the profitability of the remaining core businesses, coil processing equipment and vertical machining centers, and to capitalize on the growth opportunities related to these businesses.

The Company incurred a loss of $4.2 million ($1.12 per share) in 1997 compared to a 1996 loss of $5.5 million ($1.47 per share). The Company's loss before income tax in 1997 includes $6.2 million ($1.64 per share) of losses from operations, asset impairment and closure reserves related to the Sidney lathe and German businesses, which were sold or closed in 1997. The Company's ongoing operations contributed earnings before income tax of $843,000 ($.22 per share) in 1997 compared to a loss before income tax of $478,000 ($.13 per share) in 1996.

Sales for the year were $107.1 million compared to sales of $115.5 million for 1996. Sales in 1997 were affected by the July 1997 sale of the Company's Sidney lathe business, which contributed $10.6 million to sales in 1997 compared to $23.8 million in 1996. In addition, lower sales were realized from the Company's German businesses in 1997 ($5.1 million) compared to 1996 ($13.3 million). This decline in sales was due in part to the Company's decision in 1997 to sell or close these businesses. Sales from the Company's ongoing operations in the United States and in the United Kingdom increased to $91.4 million in 1997 from $78.4 million in 1996.

The Company's backlog at the beginning of 1998 was $40 million compared to a beginning of 1997 backlog of $49 million (excluding the Sidney lathe and German businesses). The Company recorded $82 million of orders for its ongoing businesses during 1997. The recent financial instability in Southeast Asia had a negative impact on orders during the last quarter of 1997 and into early 1998, primarily at the Company's coil processing equipment division.

                                    [PHOTO]


So where do we go from here? Our actions taken in 1997 have eliminated those businesses where we could no longer reasonably compete or be financially viable. Our remaining coil processing equipment and vertical machining center businesses have historically been profitable and we now expect the paper coating and laminating equipment business to turn the corner during 1998. We believe our actions have provided a solid foundation upon which to begin rebuilding the Company. This is easier said than done. What will we actually do in 1998?

During 1998 we will focus our energy on the business basics of increasing market share, improving margins and addressing the cost structure of our remaining core businesses. This will insure our long-term competitiveness. Some may view our 1997 actions as tactical in nature. Certain actions were, but others were strategic. The Company is now positioned for success in many ways; a profitable historical performance of our core business, reduced levels of debt and focused management armed with a new aggressive strategy. Rest assured that we will attack our 1998 objectives with the same energy and commitment that was evident in our restructuring efforts of 1997.

We are in the initial stages of implementing a corporate-wide business planning, or Enterprise Resource Planning (ERP), system. The new system will enable us to more effectively utilize Company resources, reduce material and labor variances by better planning and allocating resources and will, of course, be Year 2000 compliant. The implementation of this system will cause us to complete a comprehensive internal operational analysis, thereby enabling us to streamline processes, reduce waste and ultimately to improve performance at our business units. A new ERP system is an "enabler." It will enable us to modernize and optimize our existing businesses while preparing for future additions.

Not all of our efforts in 1998 were devoted to restructuring. Comprehensive market studies were completed for our core businesses, which will enable us to formulate and execute the appropriate business strategies. These studies also identified challenges for improvement and opportunities for growth. During 1998, management will develop a road map for that growth.

Based on this new foundation, we will be positioned to focus on growth at our profitable business units. Revenue growth will come from both the continued internal development of new products, joint ventures or marketing agreements and the external pursuit of appropriate acquisition opportunities. We are in a position to capitalize on those opportunities because during 1997, the Company repaid a majority of its indebtedness in part from the proceeds of the sale of the Sidney lathe business. As a result, we enter 1998 in a strong financial position.

During various times in 1997, I have advised our shareholders that "Actions speak louder than words." The wisdom of that adage has certainly been proven during 1997. The return of Monarch to profitability, along with the expected benefits to be derived by our shareholders, remains management's top priority .
 . . we believe there can be no more important objective.

In order to meet the objectives of our shareholders, certain changes are obligatory and decisions must be promptly finalized. As a result, changes in management have been made. We are in the process of building a new management team. Several key positions have been filled in early 1998. Additional changes will undoubtedly occur as we increase performance expectations.

In January, 1998 Karl A. Frydryk joined the company as Vice President and Chief Financial Officer. Karl's primary focus will be making us a more numbers-based management team and improving our financial communications. In February and March, 1998 Patrick M. Flaherty, Vice President-Operations Improvement and Timothy P. Gibson, Vice President-Human Resources joined Monarch. Pat will lead our cost reduction efforts and will establish efforts in manufacturing and engineering excellence, along with assuming the role of Corporate Project Leader for the new ERP system. Tim is responsible for developing programs and initiatives to better engage our employees in the future direction and performance of the business.

Robert A. Skodzinsky assumed the new position of President--Machine Tool Division in March, 1998. Bob will be responsible for all of Monarch's machine tool business as we drop the Cortland and Sidney designations. Also in March, Frederick G. Sharp joined the company as President--Stamco Division. Fred will lead a more strategic Stamco business now focused on its U.S. and U.K. operations. Both divisions' management is charged with improved bottom-line performance.

Obviously, my expectations for the new management team are high. It is important that Monarch's management and employees are challenged to perform at a much higher level in 1998. For 1998, the salaries of our top corporate officers and general managers were frozen. A new interim management incentive plan has been implemented, focused on measurable, absolute objectives, not intangibles. The 1998 objectives include pre-tax earnings, earnings per share and share price appreciation. In future years the objectives will have a longer-term focus. A significant percentage of the payout for achieving these objectives will be in the form of the Company's stock which, if earned, will vest over a three-year period. Implementation of this plan will build an even stronger link between management and shareholder interests. Success, when attained, will therefore be mutual.

In summary, 1997 was a transitional year with multiple divestitures and the closure of non-strategic, unprofitable businesses. We have positioned the Company for future success and are laying the foundation during 1998 from which we expect to rebuild the Company. We have a strong balance sheet accompanied by a growing group of dedicated and focused employees.

Most important is the emerging confidence I see in our new strategic direction. Employees now believe we will be a different business. Your management team is focused, committed and confident of our imminent success in 1998 and beyond.

I regret to report that in early 1998, John F. Torley, a retired Director of Monarch with over 25 years of experience, passed away. During his many years of service Mr. Torley was a key contributor to the success of the Company. He chaired many committees during the good times at Monarch. His dedication to the Company will be remembered and appreciated for years to come.


/S/ Richard E. Clemens

Richard E. Clemens
President & Chief Executive Officer

March 20, 1998

MONARCH MACHINE TOOLS--EXPANDING OPPORTUNITIES



Monarch's machine tool business experienced a year of strategic repositioning in 1997. The sale of the Sidney-based lathe business in July allowed for the pursuit of development and expansion opportunities with a focused and experienced management team. A modern facility in Cortland, New York remains the division headquarters. The decision to sell Sidney eliminated over-capacity, under-utilization and redundancy caused by two very similar operating units. At the same time, any dual market image issues with regard to customers, distributors, technology and the products were eliminated. The sale also created the opportunity to develop a set of strategic development initiatives under which the machine tool business has become unified.

Monarch's high performance machining centers provide excellent value in helping customers increase productivity or to meet stringent manufacturing requirements. Our historic market niche has been in heavy-duty, high-accuracy, large-envelope vertical machining centers. During 1996, with a new product, the production machining center (PMC), we entered into the high-volume production segment of the market. With the announcement in late 1997 of the Company's first strategic alliance with a German machine tool builder, Spinner Machine Tool Company GmbH, we entered into another market segment, ultra-precision horizontal turning machines.

While attacking new market segments, we have continued to add key accounts with many well-known machine tool users who have discovered a reinvigorated Monarch Machine Tool Division. We have expanded our customer application sales capability to provide customers with both packaged machining solutions and unique custom-engineered special applications. Our strategic initiative remains to develop a steady stream of innovative new products that provide superior features and benefits. This is being pursued both internally by product development teams and externally via strategic alliances or acquisition candidates.


                                     [PHOTO]

              Monarch's new PMC-V750 offers unsurpassed production performance with "three-machines-in-one" flexibility.

Internally, our design teams finalized the next model in our new line of machining centers. The PMC V-1200, which will begin shipment in March 1998, incorporates many first-time features never before seen in a high-performance machining center. Two new versions of our successful VMC-RT (rotary table) machines--an X-axis version and a tilting table version--were also introduced in 1997. These new products have been well received by jet engine manufacturers, specialty bearing producers and construction equipment companies. Our control and software engineers have launched two new control platforms, while standardizing and miniaturizing many components of electronic hardware.

Spinner, with its five product families, will provide a continuous source of ultra-precision computer numerically controlled (CNC) turning and milling products. Early in 1998, the truly unique TM series (turning-mill center)was introduced to North American customers. Later in 1998 certain models of the TC Series (compact slant-bed machines) will be introduced. The complete line of Monarch-Spinner products will be exhibited in September 1998 at the International Manufacturing Technology Show (IMTS) in Chicago, Illinois. Monarch expects to present a re-energized image at this biennial conference.

New distributors in six major territories during the past year further strengthened Monarch's North American distribution. By expanding the market segments served and products offered, we have significantly increased our distributors' sales opportunities and resultant earnings potential. Continuous dialog with the distributors has strengthened our understanding of market and customer needs. The Spinner strategic alliance brings us a European Community-based, state-of-the-art factory and product showroom in Sauerlach, Germany along with a group of Spinner-Monarch distributors with sales offices throughout Europe. Development of the Far East market also took shape in 1997. This included the first time participation in the Beijing Machine Tool Show and the capture of a major order for equipment to be used for aircraft component manufacturing in Shenyang, China.

A reputation for outstanding customer service doesn't come quickly or easily; it has to be built one service call, one satisfied customer at a time. With increased customer demands for 100% machine availability, when our products require spare parts, factory service or even on-line information and assistance, Monarch is there. Beyond machine tool product service, we provide hotline assistance, customer training and engineering and applications services. Focusing on these services will undoubtedly lead to enhanced business opportunities as customers continue their search for improved levels of technical support.

By aggressively pursuing market opportunities along with a strong commitment to further educate its workforce in material resource planning, financial performance measurement and continuous improvement initiatives, the success of the Monarch Machine Tool Division is secure.

STAMCO COIL PROCESSING EQUIPMENT--OPERATIONAL EXCELLENCE



The Stamco coil processing division enjoys a 113-year history and a well-deserved reputation for quality and innovation in the metal working industry. Its principal manufacturing facility, located in New Bremen, Ohio, is complemented by the operations of its subsidiary located in West Midland, England (Stamco UK).

Stamco provides high performance applications to many industrial segments, including primary steel, brass and aluminum mills, metal service and distribution centers and metal product manufacturers, such as the automotive, metal furniture, building products and appliance sectors. Stamco designs, builds and installs custom slitting lines that can operate at speeds in excess of 2,000 feet per minute or cut-to-length lines that can process a steel coil over 8 feet wide and 3/4 of an inch thick. A Stamco tension leveling line can pull the shape defects out of a 1/4 inch thick, 6-foot wide coil of aluminum running at a speed of 1,500 feet per minute.

During 1997 Stamco achieved record sales and increased profitability, which was due, in part, to a successful target marketing strategy. Specifically, the aluminum industry is an important target market


                                    [PHOTO]



Stamco's quick-change removable roll module in this multi-roll leveler enhances user productivity.

segment for Stamco. In the past, we have supplied two lines for processing aluminum can stock measuring .012 inch thick and 7 feet wide and running at 5,000 feet per minute, a feat which remains unchallenged in the industry. In 1997, we again "raised the bar" in aluminum processing by manufacturing a dual carousel rewind reel for aluminum can stock that not only runs at 2,500 feet per minute, but shears and re-threads at that speed, without stopping. This significant achievement will now become standard equipment in a major aluminum producer's new micro mill expansion program.

Increasing productivity is a constant challenge in the coil processing business. Steel mills are processing ever-larger coils to increase their efficiency. During 1997, we designed and built unwinders and rewinders to handle coils of steel weighing up to 60 tons each, which is almost twice the weight of the previous standard. Also in 1997, Stamco designed and constructed turret unwinders and rewinders for heavy gauge (1/2 inch thick) slitting lines to improve their productivity by allowing virtually continuous operation from one coil to the next. In Europe, Stamco UK shared its innovation of the rapid change tooling capstan, which has enjoyed great success in the United States since its introduction. Our customers immediately recognized the benefits of incorporating this timesaving feature, resulting in 8 installations and a backlog of 2 units in progress. With just these innovations alone, customers can increase productivity 45%.

Stamco shipped a newly designed trapezoidal shearing line to a major international automobile builder in 1997 and partnered with Andritz/Sundwig to build two push-pull pickle lines, which will be the most productive lines in the world.

As the only ISO-9001 certified company in the industry, Stamco enjoys an international reputation for performance and quality. Stamco expects to continue on its path of continuous improvement in 1998 by focusing on operational excellence. In order to improve profitability, competitive position and customer service, Stamco will implement a strategic program of standardization, simplification and value engineering of products. Combined with its past successes, the above focus will further enhance Stamco's leadership role in the design and manufacturing of coil processing equipment.

BUSCH COATING AND LAMINATING EQUIPMENT--MANY FIRSTS



Busch achieved many "firsts" during its third year of operation in 1997, notably receiving its first U.S. and South American orders and sale of its first U.S. designed and manufactured equipment.

Achieving firsts for a company which has been in existence since 1913 is no easy task. The German company Busch was purchased by Monarch in May 1995. Although it was very active in Europe and Asia, its success in North and South America was limited. The Monarch strategy has been to establish a new Busch entity by introducing it as an U.S. company with historic German roots in the equipment manufacturing industry. The Busch mission is to provide value, innovation and quality products to the paper and plastics coating and laminating industries.

Working under the philosophy to "Think Globally, Act Locally," Busch was successful in capturing orders in 1997 from Ohio-based customers who recognized the value of a local equipment supplier. These orders covered a broad spectrum, from system components to complete converting lines in the pressure sensitive market, and included a custom-engineered laminating machine for the industry's largest converter. Busch equipment was also successfully introduced into the South American market, with a silicone coating line sold to Columbia's largest pressure sensitive adhesive (PSA) converter. This line incorporates the latest in coating technology, using a 5-roll, multi-purpose coating head, capable of applying water, solvent and 100% solids silicones to various mediums.

During 1997 Busch established an U.S. based capable and experienced engineering and manufacturing workforce with the addition of personnel with pertinent industry experience. We also benefited from the availability of experienced manufacturing and customer service personnel previously employed by Monarch's Sidney lathe business.

A team of sales engineers and agents strategically located to serve the global market will implement Busch's 1998 sales and marketing strategy. With manufacturing and engineering now centralized in its Ohio facilities, Busch will ensure a worldwide commonality to its product line of custom-engineered coating and laminating equipment. Our focus on achieving quality product performance and growth in market share during 1998 will be well served by our new location and staff.





                               [PHOTO] Busch's PVDC coating line with two coating stations is used for production of packaging material.

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

The selected financial data set forth below for the Company for the five years ended December 31, 1997 has been derived from the audited financial statements of the Company. Such information should be read in conjunction with the financial statements.

                                           1997               1996               1995                1994           1993
SUMMARY OF OPERATIONS:

   Net Sales                         $   107,116         $  115,528          $   114,991       $    76,332     $   77,517
   Operating Income (Loss)           $    (4,850)  (1)   $  (11,220)   (2)   $     1,220       $    (3,407)    $   (1,948)
   Net Income (Loss)                 $    (4,202)        $   (5,498)         $       786       $    (1,463)    $     (475)
   Earnings per Common Share         $     (1.12)        $    (1.47)         $       .21       $      (.39)    $     (.13)

BALANCE SHEET DATA:

   Working Capital                   $    15,078         $   36,368          $    38,942       $    25,943     $   31,265
   Total Assets                      $    75,869         $  102,912          $   101,348       $    78,342     $   79,628
   Long-term Debt                    $     1,598         $   18,175          $    14,318
   Shareholders' Equity              $    41,269         $   46,579          $    52,650       $    52,676     $   54,459

OTHER DATA:

   Cash From (Used in)
       Operating Activities          $    14,797         $   (4,069)         $    (6,155)      $     2,231     $   (4,264)
   Payments of Indebtedness          $    20,586         $      120                            $     1,000
   Additional Indebtedness                               $    4,129          $    11,764                       $    4,870
   Ending Backlog                    $    42,200         $   60,800          $    59,600       $    49,600     $   25,900
   Cash Dividend per
       Common Share                  $       .20         $      .20          $       .20       $       .20     $      .20


(1) Includes reserves for asset impairment, closure costs and inventory write-down of $3,030 ($.81 per share, before tax) related to sale of the Sidney lathe business and $1,383 ($.37 per share, before tax) related to the sale and closure of the German businesses.

(2) Includes a reserve of $7,463 ($1.99 per share, before tax) resulting from an inventory write-down at the Sidney lathe business and a gain of $2,518 ($.67 per share, before tax) related to LIFO liquidations.



PROFORMA HISTORICAL OPERATING DATA
(Dollars in thousands)

The following proforma historical operating data are for the businesses which will comprise the ongoing operations of the Company in 1998. The data are based upon the amounts included in the above "Summary of Operations" and "Other Data" less the applicable amounts related to the businesses which were closed in 1997 or are expected to be closed or sold in 1998.

                                           1997               1996               1995                1994           1993
     Net Sales                       $     91,370        $   78,427          $    81,475       $     56,809    $    60,514
     Operating Income (Loss)         $      2,002        $      (92)         $     3,564       $        356    $     1,336
     Earnings (Loss) Before
         Income Tax                  $        843        $     (478)         $     3,568       $        276    $     1,790
     Ending Backlog                  $     39,600        $   49,000          $    46,400       $     44,600    $    15,600

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The Company reported a net loss of $4.2 million in 1997 compared to a net loss of $5.5 million in 1996 and net income of $786,000 in 1995. During 1997, the Company sold the operating assets of the Sidney lathe business and decided to close or dispose of the operations of its three German businesses. These businesses had sustained operating losses during the past few years and the Company could not project an acceptable level of success in these businesses. Results in 1997 include a reserve of $3.0 million for asset impairment and other disposal costs related to these businesses, while cost of sales includes $1.4 million for the write-down of inventory at these businesses. Included in the 1996 loss is a $7.5 million write-down of inventory, a gain of $3.9 million from the sale of properties in Germany and income of $2.5 million from LIFO liquidations, each related primarily to the businesses being sold or closed. The Company's ongoing businesses realized income before tax of $843,000 in 1997, a loss before tax of $478,000 in 1996 and income before tax of $3.6 million in 1995.

Net sales were $107.1 million, $115.5 million and $115.0 million in 1997, 1996, and 1995, respectively. The decline in 1997 sales was due to the July 1997 sale of the Sidney lathe business and lower sales from the Company's German businesses, due to the decision in 1997 to sell or close these businesses. Sales from the Company's ongoing businesses were $91.4 million in 1997, $78.4 million in 1996 and $81.5 million in 1995. The increase in 1997 was primarily realized in the coil processing segment.

Cost of sales as a percentage of sales was 86.0% in 1997 compared to 95.3% in 1996 and 85.7% in 1995. The percentage was higher in 1996 due to the above noted $7.5 million inventory write-down and lower margins achieved on certain coil processing lines of equipment shipped in 1996. The cost of sales percentage at the Company's ongoing businesses was 83.5%, 87.0% and 84.1% in 1997, 1996 and 1995, respectively, with the higher percentage in 1996 resulting from the aforementioned shipment of lower margin coil processing lines. The Company's ongoing machine tool business realized improved margins in 1997 due to a more profitable sales mix.

Selling, general and administrative expense remained relatively constant in 1997 compared to 1996. Expenses decreased in 1997 as a result of lower sales at the German businesses and the July sale of the Sidney lathe business, but this decrease was partially offset by additional selling expenses related to efforts to increase market penetration by the Company's ongoing operations. The increase from 1995 to 1996 was due, in part, to costs related to the start-up of the coating and laminating business in the U.S. and increased selling efforts.

Interest expense declined in 1997, as a significant portion of the Company's indebtedness was repaid in the second half of 1997, using proceeds from the sale of the Sidney lathe business and from collection of accounts receivable. Interest expense increased in 1996 due to higher levels of borrowings in late 1995 and in 1996 to fund operating losses. Included in other income in 1996 was the aforementioned gain of $3.9 million from the sale of properties in Germany.

The Company's income tax provision (benefit) generally reflects the statutory rates in the jurisdictions in which the Company operates, except during 1997. A lower income tax benefit rate was recorded in 1997 as the Company is limited in the tax benefit it expects to realize from losses incurred by its German businesses.

LIQUIDITY AND CAPITAL RESOURCES

The Company anticipates that operating cash flow and amounts available under existing credit arrangements will be adequate to fund its operations in 1998. The Company does not anticipate making any significant capital expenditures during 1998, other than a projected $1.5 million for the acquisition of new computer software and associated hardware in conjunction with implementation of a corporate-wide business planning (Enterprise Resource Planning) system and associated consulting services. Additional costs for this project will be incurred during 1999 for completion of the system implementation. During 1998 the Company also expects to expend $350,000 to acquire new equipment and upgrade the CAD/CAM systems at its machine tool operation.

The Company has up to $39.0 million of various credit facilities in place, although the amount available to the Company at any time is limited based on levels of the Company's inventory and accounts receivable and by letters of credit issued under the lines of credit. During 1997, the Company was able to reduce its indebtedness by $20.6 million, by using the $7.2 million of proceeds received from the sale of the Sidney lathe business and from operating cash flow of $14.8 million, generated primarily from collection of accounts receivable. At December 31, 1997 the Company had $2 million outstanding and $17.1 million available under its credit facilities. One credit facility requires the Company to comply with various covenants which include, among others, maintaining certain financial ratios and limiting the amount available for payment of dividends. As of December 31, 1997, the maximum amount of retained earnings available for dividends was $2.2 million.

The amount outstanding under a revolving credit facility of $20 million from two domestic banks can be converted to a term loan at April 30, 1998. The Company intends to request the banks for an extension of the revolving credit facility prior to its conversion to a term loan.

The Company is a defendant in various legal actions arising in the normal course of its business, primarily product liability claims. It is self-insured for payment of limited amounts of product liability, group health and workers' compensation claims. In addition, the Company is one of currently five potentially responsible parties (PRP's) ordered by the Environmental Protection Agency to remove certain waste materials at a site in New York. The Company believes that the ultimate settlement and payment of amounts resulting from the above situations will not have a materially adverse impact on the financial condition of the Company.

The fair value of the assets contained in the Company's various pension plans exceeds the projected benefit obligations by $24 million at December 31, 1997, of which $15.7 million is recorded in the Company's accounts at that date. The Company projects that the prepaid pension asset will increase by $3 million in 1998, based on current assumptions. The ability of the Company to realize the full value of this asset in the ordinary course of business is limited under present tax laws, although there is no time limitation for that realization.

The Company has a net deferred tax asset of $4.3 million at December 31, 1997. The Company has determined that it is not necessary to provide a valuation allowance against this asset, as it expects to realize the asset through the implementation of certain tax-planning strategies and the generation of future taxable income.

BACKLOG

The Company's backlog for its ongoing businesses at December 31, 1997 was $40 million compared to a beginning of year backlog of $49 million. The Company recorded $82 million of orders for its ongoing businesses during 1997. The recent financial instability in Southeast Asia had a negative impact on orders during the fourth quarter of 1997 and into early 1998, primarily at the Company's coil processing equipment division.

YEAR 2000 COMPLIANCE

The Company anticipates that the implementation of the new Enterprise Resource Planning system software and hardware, which began in 1998, will adequately address any significant Year 2000 compliance issues.

INFLATION AND INTEREST RATES

The Company has not been significantly affected by inflation in recent years and anticipates that it will not be significantly affected by inflation in 1998. A change in interest rates would likely not have a significant impact on the Company's financial results due to the low level of indebtedness presently outstanding.

NEW ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income, and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. These standards are required to be adopted by the Company in 1998, but are not expected to have a material impact on the overall financial statements of the Company.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report contains various forward-looking statements, involving risks and uncertainties, which could cause actual results to differ materially from these statements. These risks include, but are not limited to, changes in economic conditions, product price competition, customer purchasing patterns, labor costs, product liability issues and other legal claims and governmental regulatory issues.

THE MONARCH MACHINE TOOL COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31, 1997 and 1996
(Dollars in thousands)

                                                                                       1997                         1996
ASSETS

Cash                                                                             $    5,022                    $   4,848
Accounts receivable, net of allowance for doubtful
   accounts of $1,507 and $469
   in 1997 and 1996, respectively                                                    26,762                       42,046
Inventories                                                                          11,142                       15,528
Costs and estimated earnings in excess of  billings
   on uncompleted contracts                                                             337                        3,307
Prepaid expenses                                                                        540                          754
Deferred income taxes                                                                 3,102                        5,276
                                                                                 ----------                    ---------
      Current assets                                                                 46,905                       71,759

Property, plant and equipment, net                                                    8,649                       15,938
Prepaid pension cost                                                                 15,723                       13,277
Deferred income taxes                                                                 1,153                          -
Other assets                                                                          3,439                        1,938
                                                                                 ----------                    ---------

      Total assets                                                               $   75,869                    $ 102,912
                                                                                 ==========                    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term borrowings                                                            $     -                       $   4,500
Current portion of long-term debt                                                       577                          122
Accounts payable                                                                     10,138                       12,124
Accrued liabilities                                                                  16,016                       13,976
Billings in excess of costs and estimated earnings
   on uncompleted contracts                                                           5,096                        4,669
                                                                                 ----------                    ---------
      Current liabilities                                                            31,827                       35,391

Deferred income taxes                                                                  -                           1,847
Postretirement and other accrued benefits                                             1,175                          920
Long-term debt, less current portion                                                  1,598                       18,175
                                                                                 ----------                    ---------
      Total liabilities                                                              34,600                       56,333
                                                                                 ----------                    ---------

Contingencies

Preferred stock, no par value, $1.80 cumulative convertible,
   $1 stated value; 500,000 shares authorized; 14,757 shares
   issued and outstanding; (liquidation preference of $590)                              14                           14
Common stock, no par value, 12,000,000 shares authorized;
   3,761,967 and 3,744,967 shares issued and outstanding
   in 1997 and 1996, respectively                                                     5,741                        5,618
Unearned compensation, restricted stock                                                 (77)                         -
Retained earnings                                                                    35,739                       40,720
Translation adjustments                                                                (148)                         227
                                                                                 ----------                    ---------
      Total shareholders' equity                                                     41,269                       46,579
                                                                                 ----------                    ---------

      Total liabilities and shareholders' equity                                 $   75,869                    $ 102,912
                                                                                 ==========                    =========




The accompanying notes are an integral part of the consolidated financial statements.

THE MONARCH MACHINE TOOL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
for the years ended December 31, 1997, 1996 and 1995
(Dollars in thousands, except per share data)

                                                             1997                  1996                  1995

Net sales                                             $   107,116           $   115,528           $   114,991
                                                      -----------           -----------           -----------

Cost of sales                                              92,152               110,076                98,502
Selling, general and administrative                        16,824                16,672                15,269
Impairment and other disposal costs                         2,990                    -                     -

    Total costs and operating expenses                    111,966               126,748               113,771
                                                      -----------           -----------           -----------

      Operating income (loss)                              (4,850)              (11,220)                1,220

Other income (expense):
    Interest expense, net                                    (424)               (1,065)                 (576)
    Other income (expense), net                               (31)                4,394                   519
                                                      -----------           -----------           -----------
      Income (loss) before income taxes                    (5,305)               (7,891)                1,163

Income tax provision (benefit)                             (1,103)               (2,393)                  377
                                                      -----------           -----------           -----------

      Net income (loss)                                    (4,202)               (5,498)                  786

Retained earnings, beginning of year                       40,720                46,993                46,982
Less dividends (preferred at  $1.80 per share
      and common at  $.20 per share)                         (779)                 (775)                 (775)
                                                      -----------           -----------           -----------

Retained earnings, end of year                        $    35,739           $    40,720           $    46,993
                                                      ===========           ===========           ===========

Earnings per common share, basic and diluted          $     (1.12)          $     (1.47)          $       .21
                                                      ===========           ===========           ===========
Average shares outstanding:
    Basic                                               3,757,717             3,744,967             3,744,967
    Diluted                                             3,757,717             3,744,967             3,771,967



The accompanying notes are an integral part of the consolidated financial statements.

THE MONARCH MACHINE TOOL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended December 31, 1997, 1996 and 1995
(Dollars in thousands)

                                                                    1997               1996               1995
Cash flows from operating activities:
   Net income (loss)                                            $ (4,202)          $ (5,498)          $    786
   Adjustments to reconcile net income (loss)
   to net cash from operating activities:
      Depreciation and amortization                                1,565              1,955              1,778
      Pension income                                              (2,014)            (2,001)              (115)
      Deferred tax provision (benefit)                              (719)            (2,400)               181
      (Gain) loss on sale of fixed assets                            (79)            (3,400)                72
      Provision for inventory write-down                             751              9,690                757
      Loss on sale of Sidney division                              1,507                  0                  0
      Impairment of assets                                         1,914                  0                  0
      Changes in operating assets and liabilities, net
      of the sale of the Sidney Division in 1997:
         Accounts receivable                                      14,679             (9,479)            (6,766)
         Inventories                                              (3,162)               397             (6,688)
         Costs and estimated earnings in excess of
              billings on uncompleted contracts                    2,852              4,546             (6,528)
         Billings in excess of costs and estimated
              earnings on uncompleted contracts                      427                (21)               955
         Other assets                                               (149)              (117)              (880)
         Accounts payable                                          3,281               (448)             7,546
         Accrued liabilities                                      (1,854)             2,707              2,747
                                                                --------           --------           --------

      Net cash provided by (used in)
         operating activities                                     14,797             (4,069)            (6,155)
                                                                --------           --------           --------
Cash flows from investing activities:
   Capital expenditures                                             (665)            (1,101)            (2,072)
   Proceeds from sale of fixed assets                                416              3,969                  -
   Proceeds from sale of Sidney division                           7,167                  -                  -
                                                                --------           --------           --------
      Net cash provided by (used in)
         investing activities                                      6,918              2,868             (2,072)
                                                                --------           --------           --------
Cash flows from financing activities:
   Dividends paid                                                   (779)              (775)              (775)
   Proceeds from (repayment of)
      short-term borrowings, net                                  (4,586)               129              2,359
   Proceeds from long-term borrowings                                  -              4,000              9,405
   Repayment of long-term borrowings                             (16,000)              (120)                 -
                                                                --------           --------           --------
      Net cash provided by (used in)
         financing activities                                    (21,365)             3,234             10,989
                                                                --------           --------           --------

Effect of exchange rates on cash                                    (176)               199               (176)
                                                                --------           --------           --------
Net increase in cash                                                 174              2,232              2,586
Cash, beginning of year                                            4,848              2,616                 30
                                                                --------           --------           --------
Cash, end of year                                               $  5,022           $  4,848           $  2,616
                                                                ========           ========           ========
Cash paid during the year for:
     Interest                                                   $  1,102           $  1,380           $    604
     Income Taxes                                               $      -           $    469           $    188



The accompanying notes are an integral part of the consolidated financial statements.

THE MONARCH MACHINE TOOL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain 1995 and 1996 amounts have been reclassified to conform to the 1997 presentation.

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

Cash equivalents include those obligations which are readily convertible to cash and have a stated maturity of three months or less when purchased.

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

REVENUE RECOGNITION

Revenues are recorded at the time products are shipped, except for significant long-term contracts which are recorded on the percentage-of-completion method. The percentage-of-completion method is used in the production of custom metal coil processing equipment and coating and laminating equipment. Revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Revenue and gross profit are adjusted prospectively for revisions in estimated total contract costs. Estimated losses on contracts, if any, are recorded when identified.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are expensed as incurred, were approximately $1,474, $1,415, and $1,679 in 1997, 1996 and 1995, respectively.


EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income (loss), after adjustment for the preferred stock dividend requirement, by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by adding the dilutive effect of common stock equivalents, such as the convertible preferred shares and any stock options outstanding, to the weighted average number of common shares outstanding. The convertible preferred shares and stock options were antidilutive for all periods presented except for stock options during 1995 which resulted in 27,000 common stock equivalents. Earnings per share amounts for 1996 and 1995 did not change as a result of implementation of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

ENVIRONMENTAL REMEDIATION COSTS

Costs incurred to investigate and remediate contaminated sites are expensed. Liabilities for these expenditures are recorded, on an undiscounted basis, when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

STOCK OPTIONS

The Company measures compensation cost for their stock option plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stocks Issued to Employees.

POSTRETIREMENT BENEFITS

The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of the employee. These benefits are funded by the Company when paid

2.  SALE AND DISPOSAL OF BUSINESSES

SALE OF SIDNEY DIVISION

In July 1997, the Company sold the business of the Sidney division and essentially all of its operating assets, including inventory and machinery and equipment carried at $7,641 and $1,540, respectively. The buyer paid $7,167 in cash, assumed specified liabilities of $564 and agreed to pay the remaining amount over a five year period.

In March 1998, the Company agreed to certain adjustments related to various inventory valuation claims made by the buyer. As a result, the Company and buyer agreed to reduce the remaining payment due under the agreement to $250 which will be received over a two year period beginning August 2000. The Company recorded disposal costs of $391 ($.07 per share after applicable income taxes of $133) in 1997 related to this transaction, net of a $318 benefit from a pension plan curtailment. In addition, cost of sales includes charges of $1,139 ($.20 per share after applicable income taxes of $387) related to the write-down of inventory and to costs related to the settlement of claims made by the buyer.

The following is unaudited historical information relating to the Sidney division (including in 1997 the disposal costs and charges noted above and $1,500 ($.26 per share after applicable income taxes of $510) related to an impairment of a property held for sale described in Note 9):

                         1997          1996        1995

Net sales            $   10,613   $    23,848   $   16,793
Operating loss           (3,302)       (9,569)      (2,723)

DISPOSITION OF GERMAN BUSINESSES

During 1997, the Company decided to close the operations of its three businesses located in Germany and recorded a reserve of $1,100 ($.19 per share after applicable income taxes of $374) for estimated costs related to the closure. In addition, included in cost of sales is $283 ($.05 per share after applicable income taxes of $96) related to the write-off of inventory related to these businesses. On March 12, 1998, the Company entered into an agreement to sell a majority of the assets of one of the businesses, with the buyer also agreeing to assume certain liabilities of the business. The expected loss on the sale of these assets is included in the reserve amount recorded in 1997 noted above.

The Company has provided a full valuation allowance against the deferred tax assets of these subsidiaries in the amount of $1,243, in the fourth quarter of 1997.

The following is unaudited historical information, including the reserves and charges noted above, relating to all three German businesses:

                         1997          1996        1995

Net sales            $    5,133   $    13,253   $   17,419
Operating income
     (loss)              (3,550)       (1,559)         379


3.  ACCOUNTS RECEIVABLE

Included in accounts receivable are $5,740 and $10,068 of amounts unbilled as of December 31, 1997 and 1996, respectively. All unbilled amounts at December 31, 1997 are expected to be billed in 1998 including $3,507 to one customer, which amount was also unbilled at December 31, 1996. The Company anticipates billing $2,405 of that amount in April 1998, upon shipment of a machine presently being stored in a warehouse, and the balance, representing retainage, in late 1998.

4.  INVENTORIES

At December 31, 1997 and 1996, inventories aggregating $9,558 and $10,309, respectively, were valued at the lower of last-in, first-out (LIFO) cost or market, with the remaining inventories of $1,584 and $5,219, respectively, valued at the lower of first-in, first-out (FIFO) cost or market. As discussed in Note 2, the sale of the Sidney division in 1997 resulted in a reduction in inventory.

At December 31, 1997 and 1996, inventories are as follows:

                                       1997           1996
-----------------------------------------------------------
Finished goods                     $   2,729      $  4,978
Work-in-process and
     parts inventory                  12,381        23,940
Raw materials                            320           599
                                   ------------------------
Total first-in, first-out
     (FIFO) cost                      15,430        29,517
Less allowance to adjust the
     carrying value of inventories
     to LIFO basis                     4,288        13,989
                                   ------------------------
                                   $  11,142      $ 15,528
                                   ========================

The Company provides for potential losses from obsolete and slow-moving inventory in the period in which they are identified. The charge to earnings, before giving effect to LIFO liquidations, in 1997, 1996 and 1995 relating to obsolete and slow-moving inventory was $751, $9,690 and $757, respectively. During 1996, the Company decided to discontinue the manufacture of certain product lines of the Sidney division, except for certain special orders and, accordingly, revalued its parts inventory relating to those product lines. As a result of this revaluation, before giving effect to LIFO liquidations, $7,463 ($1.32 per share after applicable income taxes of $2,537) is included in the 1996 provision for obsolete and slow-moving inventory. Because of the above and because of reductions in inventory in the normal course of business, prior year LIFO inventory quantities were reduced. In 1996, this resulted in an increase in income before taxes of $2,518 ($.44 per share after applicable income taxes of $856).

5.  CONTRACTS IN PROCESS

Amounts included in the consolidated financial statements related to uncompleted contracts are as follows:

                         Costs and   Billing in
                         Estimated    Excess of
                         Earnings     Costs and
                         in Excess    Estimated
                        of Billings   Earnings       Total
-----------------------------------------------------------
DECEMBER 31, 1997:
   Costs                 $    396    $   7,263    $  7,659
   Estimated earnings          69        1,354       1,423
                         ----------------------------------
                              465        8,617       9,082
   Less amounts
        billed               (128)     (13,713)    (13,841)
                         ----------------------------------
                         $    337    $  (5,096)   $ (4,759)
                         ==================================
December 31, 1996:
   Costs                 $ 11,472    $   1,371    $ 12,843
   Estimated earnings       2,472          293       2,765
                         ----------------------------------
                           13,944        1,664      15,608
   Less amounts
        billed            (10,637)      (6,333)    (16,970)
                         ----------------------------------
                         $  3,307    $  (4,669)   $ (1,362)
                         ==================================

6.  INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The income (loss) before income taxes reflected in the consolidated statements of operations and retained earnings is comprised of the following:

                         1997          1996          1995
----------------------------------------------------------

    United States    $  (2,395)    $  (9,695)     $    376
    Europe              (2,910)        1,804)          787
                     -------------------------------------

                     $  (5,305)    $  (7,891)     $  1,163
                     =====================================

The income tax provision (benefit) reflected in the consolidated statements of operations and retained earnings is comprised of the following:



                         1997          1996          1995
----------------------------------------------------------
Current:
   Federal            $      -     $   (110)      $     71
   Foreign                (277)         100            125
                      ------------------------------------
                          (277)         (10)           196
                      ------------------------------------
Deferred:
   Federal               1,856       (2,501)           259
   Foreign                   -            -            326
                      ------------------------------------
                         1,856       (2,501)           585
                      ------------------------------------
Net operating loss
   carryforward:
   Federal              (2,905)        (778)          (301)
   Foreign                 223          896           (103)
                      ------------------------------------
                        (2,682)         118           (404)
                      ------------------------------------
                      $ (1,103)    $ (2,393)      $    377
                      ====================================

The differences between the statutory U.S. income tax rate and effective income tax rate are as follows:

                                1997        1996      1995
----------------------------------------------------------
U.S. income tax rate            (34)%       (34)%      34%
Effect of foreign operations     13           4        (1)
Other                             -           -        (1)
                              ----------------------------
                                (21)%       (30)%      32%
                              ============================

The effect of the foreign operations in 1997 is primarily due to a valuation allowance provided against the deferred tax assets of the German subsidiaries.

The components of deferred taxes included in the consolidated balance sheets are as follows:

                                                  1997               1996
--------------------------------------------------------------------------
Deferred tax assets:
   Accounts receivable                         $    483           $     46
   Inventory                                        236              3,743
   Intangibles                                      141                  -
   Product liability reserve                        204                173
   Accrued vacation                                 202                254
   Environmental reserve                            493                510
   Other liabilities and reserves                 1,212                550
   Postretirement and other
        accrued benefits                            272                272
   Net operating loss and tax credit
        carryforwards                             7,913              4,059
                                               ----------------------------
   Total deferred tax assets                     11,156              9,607
   Less valuation allowance                      (1,243)                 -
                                               ----------------------------
   Net deferred tax assets                        9,913              9,607
                                               ----------------------------
Deferred tax liabilities:
   Property, plant and equipment                   (457)            (1,713)
   Prepaid pension cost                          (5,201)            (4,465)
                                               ----------------------------
      Total deferred tax liabilities:            (5,658)            (6,178)
                                               ----------------------------
        Net deferred tax asset                 $  4,255           $  3,429
                                               ============================
        Net current deferred asset             $  3,102           $  5,276
                                               ============================
        Net non-current deferred
        asset (liability)                      $  1,153           $ (1,847)
                                               ============================

Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that a valuation allowance is not necessary, other than a valuation allowance of $1,243 recorded in the fourth quarter of 1997 relating to the net operating loss carryforwards of the German subsidiaries. The Company anticipates that the deferred tax assets will be realized as a result of the utilization of deferred tax liabilities, the generation of future taxable income and the existence of appreciated values over the tax basis of the Company's net assets. However, a valuation allowance against the deferred tax assets could be required if estimates of future taxable income are reduced.

At December 31, 1997, the Company has domestic net operating loss carryforwards of $18,063 available to offset future taxable income. These carryforwards expire as follows:

                  2007         $  1,546
                  2008            2,068
                  2009            3,012
                  2010              624
                  2011            2,268
                  2012            8,545
                               --------
                               $ 18,063
                               ========

The Company also has foreign net operating loss carryforwards for its subsidiary in England and its subsidiaries in Germany of $954 and $2,763 respectively, which can be carried forward indefinitely.

The Company also has an alternative minimum tax credit carryforward of $172, which can be carried forward indefinitely, and a general business credit carryforward of $75 which expires in the year 2005, for its domestic operations.

7.  PROPERTY, PLANT AND EQUIPMENT

The reduction in the cost and accumulated depreciation in 1997 resulted from the sale of certain machinery and equipment in the Sidney division and reclassification of $4,445 (prior to the write-down described in Note 9) at December 31, 1997 of land and building which are being held for sale.

Property, plant and equipment includes the following:

                                      1997            1996
----------------------------------------------------------
Land                             $     307        $  1,328
Buildings                           10,975          22,366
Machinery and equipment             15,418          30,297
                                 -------------------------
                                    26,700          53,991
Accumulated depreciation           (18,051)        (38,053)
                                 -------------------------
                                 $   8,649        $ 15,938
                                 =========================

8.  BENEFIT PLANS

Under the Company's pension plans (Plans), all domestic salaried employees are provided monthly retirement benefits based on an employee's compensation and years of service at date of retirement. In addition, bargaining hourly employees are paid monthly retirement benefits of specified amounts for each year of service. The Company annually contributes amounts to provide the Plans with sufficient assets to fund payment of the benefits based on actuarial assumptions as noted in the following tables. Minimal contributions were required in 1997, 1996 and 1995 as Plan assets exceeded projected benefit obligations. At December 31, 1997, Plan assets exceeded projected benefit obligations by $24,040. Under present tax laws, the Company's ability to realize the full value of this asset is limited.

Due to the sale of the Sidney division (described in Note 2), employment of essentially all Sidney division and certain corporate employees was terminated. As a result, the Company realized a Plan curtailment gain of $318, which reduced the loss on the sale of the Sidney division in 1997.

Net periodic pension expense (income) includes the following components:

                            1997          1996        1995
-----------------------------------------------------------
Service cost-benefits
   earned during
   the period           $     636     $    455     $   525
Interest cost on
   projected benefit
   obligation               1,481        1,380       1,396
Actual return on assets   (8,668)       (5,310)     (7,829)
Net amortization
   and deferral             4,639        1,587       5,940
                        ----------------------------------
                        $  (1,912)    $ (1,888)    $    32
                        ==================================

The Plans funded status and accounting assumptions at December 31, 1997 and 1996 are as follows:

                                                 1997              1996
--------------------------------------------------------------------------
Actuarial present value
   of benefit obligations:
   Accumulated benefit
   obligation, including vested
   benefits of $17,797 and
   $18,022 at December 31,
   1997 and 1996, respectively                $(18,197)           $(18,562)
                                              ============================
Projected benefit obligation for
   services rendered to date                  $(20,048)           $(20,703)
Plan assets at fair value, primarily
   common stocks, pooled
   investment funds and U.S.
   Government securities                        44,088              37,742
                                              ----------------------------
Plan assets in excess of
   projected benefit obligation                 24,040              17,039
Unrecognized net (gain) loss                    (7,955)             (3,071)
Unrecognized transition asset                     (362)               (691)
                                              ----------------------------
Prepaid pension cost                          $ 15,723            $(13,277
                                              ============================
Assumptions:
   Discount rate                                  7.25%               7.25%
   Compensation increases                         4.50%               4.50%
   Rate of return on assets                       8.50%               8.50%

Unrecognized gains and losses are amortized ratably over five years. Assets in the plans include common stock of the Company with a fair value of $792 and $823 at December 31, 1997 and 1996, respectively.

The Monarch Machine Tool Company Retirement Savings Plan (the Savings Plan) enables substantially all full-time domestic employees to participate and contribute up to 15% of their salary to the Savings Plan upon completion of six months of service. Company matching and profit-sharing contributions are determined annually by the Board of Directors. During 1997, 1996 and 1995, the Company made matching contributions of 10% and no profit-sharing contributions. Total expense was $145, $142, and $126 in 1997, 1996 and 1995, respectively.

9.  OTHER ASSETS

Included in other assets at December 31, 1997 is land and buildings carried at $2,945 which are held for sale or are not an integral part of the Company's operations. A significant portion of the land and buildings is being leased to the buyer of the Sidney division at an annual rate of $160 through July 2002. Under this lease agreement, the lessee is responsible to pay for essentially all costs of operating the leased assets (including taxes and utilities) while the Company is required to only pay for maintenance and repair costs which exceed $18 per year and property and casualty insurance. The Company may terminate the lease with six months notice at any time after July 31, 1998.

During the fourth quarter of 1997, the Company reviewed the recoverability of the net book value of the land and building which housed the former Sidney division, due to the sale of the business. The Company has determined that the carrying amount exceeds the estimated fair value of the property and accordingly recorded an impairment of $1,500 ($.26 per share after applicable income taxes of $510) which is included in the impairment and other disposal costs line item in the consolidated statements of operations and retained earnings. This determination is based on the estimated cash flow to be received from the lease and the estimated fair market value of the property if it were to be sold.

During 1996, the Company realized a gain of $3,863 ($.68 per share after applicable income taxes of $1,313) from the sale of properties which were available for sale as a result of the discontinuance of a business in 1992 and the consolidation of certain of the Company's German business operations.


10. ACCRUED LIABILITIES

Accrued liabilities include the following:

                                      1997            1996
-----------------------------------------------------------
Accrued start-up and
     warranty costs              $   7,266        $  2,111
Self-insurance reserves              1,482           1,159
Environmental reserve                1,450           1,500
Wages and benefits                   1,238           1,577
Accrued taxes                          817           1,985
Accrued commissions                    547           1,279
Customer deposits                      434           1,232
Other                                2,782           3,133
                                 -------------------------
                                 $  16,016        $ 13,976
                                 =========================

11.  DEBT

SHORT-TERM BORROWINGS

The Company has various domestic and foreign lines of credit and revolving credit facilities available for up to $19,000, at interest rates ranging from 7.25% to 8.00%, with terms expiring during 1998. The Company had not borrowed any amounts under these facilities at December 31, 1997 ($1,500 borrowed at December 31, 1996), but had $5,838 of the available amount reserved against the issuance of letters of credit ($6,548 at December 31, 1996).

The weighted average interest rate on all outstanding short-term borrowing at December 31, 1996 was 6.6%.

LONG-TERM BORROWINGS

The Company has a revolving credit facility of $20,000 (Credit Facility) with two banks until April 30, 1998, at which time the Company has the option to convert any outstanding amounts into a term loan payable in equal quarterly installments from June 1998 through April 2001. Interest on any outstanding loans is based on LIBOR plus between .75% and 1.5% dependent upon a certain financial ratio (effectively 6.22% at December 31, 1997). A commitment fee of 3/8% per annum must be paid quarterly on the daily average unused amount of the Credit Facility. At December 31, 1997 and 1996, the Company has $2,000 and $18,000, respectively, outstanding under the Credit Facility.

The amount available to the Company under the Credit Facility is limited based on levels of inventory and accounts receivable, which limit is further reduced by any amount borrowed under a $7.5 million line of credit included in the above short-term borrowings. At December 31, 1997, the company has $15 million available to borrow under this Credit Facility.

The Credit Facility requires the Company to comply with various covenants which include, among others, maintaining certain financial ratios and limiting the amount available for payment of dividends. As of December 31, 1997, the maximum amount of retained earnings available for dividends is $2,196.

A German subsidiary has two term loans outstanding with a balance of $175 and $297 at December 31, 1997 and 1996, respectively. The loans bear interest at 5.5% and 6.75% per annum and mature on March 30, 1999 and September 30, 2000, respectively. However, due to the planned disposition of this subsidiary, as described in Note 2, the Company intends to re-pay the outstanding balances in 1998. Accordingly, the debt is classified as current at December 31, 1997. Principal payments are due semi-annually with interest payable quarterly.

Future payments due under all long-term borrowing arrangements are as follows:

                  1998         $    577
                  1999              646
                  2000              704
                  2001              248
                               --------
                                  2,175
                  Less current
                  portion          (577)
                               --------
                               $  1,598
                               ========

12.  ENVIRONMENTAL LIABILITY

In September 1988, the Company and several other potentially responsible parties ("PRPs") were ordered by the Environmental Protection Agency, under the Federal "Superfund" legislation, to perform a removal action to dispose of waste materials at the Rosen site, a former scrap yard in Cortland, New York. Thereafter, the Company and certain other PRPs agreed to perform a Remedial Investigation, Risk Assessment, and Feasibility Study at the site. The Remedial Investigation, Risk Assessment, and Feasibility Study was completed by an engineering firm and submitted to EPS Region II in 1995.

The Risk Assessment concluded there was little, if any, risk to human health at the site. The Feasibility Study concluded that a cap over a portion of the site, an asphalt cover over the remainder of the site, together with continual ground water monitoring would constitute an adequate remedy. During 1997, the EPA published a proposed Record of Decision ("ROD"), which is awaiting final approval. The ROD basically incorporates the remediation program proposed by the PRPs based on the Feasibility Study. Following the expected approval of the ROD, the PRPs expect to either negotiate an agreement with the non-participating PRPs concerning past and prospective expenses or to commence an action against the non-participants.

Six PRPs shared in the cost of the Remedial Investigation, Risk Assessment, and Feasibility Study. In 1992, five of these PRPs, including the Company, sued 15 additional companies and individuals that were considered to be potentially liable to share in the costs of the Remedial Investigation, Risk Assessment, and Feasibility Study and ultimate clean-up of the site. The attorneys for the PRPs have brought on Motions for Summary Judgment against several defendants in order to establish liability for clean-up costs on the part of these defendants. In the case of two of these defendants, the motions have been granted and liability thus established. Additional motions against three defendants have been made and are now pending. It is the opinion of the PRPs attorneys that these motions are also likely to be successful. In the opinion of counsel, this is significant since all defendants against which liability has been established will in all probability be included in the EPA order directing cleanup of the Rosen Site and will thereby be compelled to share in the costs of cleanup.

The Company accrued $1,600 in 1993 for its share of the estimated costs associated with the ultimate resolution of this matter. In 1995, the Company received a settlement of $350 from six insurance carriers in exchange for releasing the carriers from the claims which were asserted by the Company in this matter. Based upon information presently available, the Company believes that the $1,450 it has reserved at December 31, 1997 is adequate to provide for its share of the estimated costs for resolution of this issue. However, the ultimate liability of the Company will vary depending on the actual costs which will be incurred, the resolution of the lawsuit against the potential additional PRPs, the allocation of the costs of remediation among the various PRPs, and the financial viability of the existing PRPs.

13.  CONTINGENCIES

The Company is self-insured for a portion of the cost of the health care benefits it provides its employees with an aggregate annual self-insured claim limit of $3,300. The Company is also self-insured for workers' compensation for those divisions located in Ohio and is liable for individual claims up to $350 per occurrence. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

The Company is a defendant in various legal actions, primarily product liability claims, arising in the ordinary course of business. The Company believes that the ultimate liability, if any, resulting from these matters will not have a material effect on the Company's consolidated financial position. The significance of these matters on the Company's future operating results will depend on the Company's level of future earnings. as well as the timing and the amount of the ultimate disposition of these matters above the amounts covered by insurance.

14.  CAPITAL STOCK

The Company's preferred shares are $1.80 cumulative. Each preferred share is entitled to one vote and is convertible into four common shares.

15.  STOCK-BASED COMPENSATION PLANS

The 1994 Employees Stock Option Plan ("the 1994 Plan") provides for the issuance of up to 100,000 shares of com-mon stock in connection with non-qualified and incentive stock options granted under such plan. The exercise price for the options may not be less than the market value of the underlying shares on the date of grant. As of December 31, 1997, options for 73,000 shares remain available for grant under the 1994 Plan.

In 1997, the Company granted 75,000 non-qualified stock options to an officer. The options granted during 1997 have a term of 10 years and vest on the sixth anniversary of the date of grant, or earlier if certain stock prices are achieved.

A summary of the status of the Company's stock options as of December 31, 1997, 1996, 1995 and the changes during the years ending on those dates is presented below.

                                                   Weighted
                                         Number     Average
                                             of    Exercise
                                         Shares       Price
------------------------------------------------------------
Outstanding December 31, 1994            40,900      $11.65
     Granted                              4,900      $10.19
     Cancelled                           (2,000)     $ 9.69
                                        --------------------
Outstanding December 31, 1995            43,800      $11.49
     Granted                                  -           -
     Cancelled or expired                  (500)     $10.19
                                        --------------------
Outstanding December 31, 1996            43,300      $11.50
     Granted                             75,000      $ 8.44
     Cancelled or expired                (6,000)     $11.95
                                        --------------------
Outstanding December 31, 1997           112,300      $09.43
                                        ====================

The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for option grants. Accordingly, no compensation expense has been recognized for the stock options granted in 1997 or 1995. Had the compensation cost for the Company's stock-based compensation plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" the related compensation expenses charged to operations, on a pre-tax basis, would have been $59 in 1997, $3 in 1996 and $1 in 1995. SFAS 123 does not apply to options granted prior to 1995.

The weighted average fair value of options granted during 1997 and 1995 was $2.55 and $2.69, respectively. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

Assumption:                               1997         1995
-----------------------------------------------------------
          Expected Term                7 years      5 years
          Expected Volatility            24.5%        24.5%
          Expected Dividend Yield        2.37%        1.96%
          Risk-Free Interest Rate        5.72%        6.22%

The following table summarizes information about stock options at December 31, 1997.

                          Options Outstanding   Options Exercisable
                          -------------------  ---------------------
                          Weighted
                           Average   Weighted                Weighted
   Range of              Remaining    Average                 Average
   Exercise       Number  Contract   Exercise      Number    Exercise
     Prices  Outstanding      Life      Price Exercisable       Price
---------------------------------------------------------------------
$ 8.44-$10.19     96,600      8.57     $ 8.74       9,900      $ 9.73

$11.38-$13.94     15,700      1.96     $13.71      15,450      $13.75
---------------------------------------------------------------------
$ 8.44-$13.94    112,300      7.64     $ 9.43      25,350      $12.18

During 1997, the Company issued 17,000 shares of restricted stock which vest over a two year period from date of grant. During 1997, the Company recorded $30,000 as compensation expense associated with shares of restricted stock.

The Company also has a Restricted Stock Bonus Plan which authorizes the awarding of up to 50,000 common shares to employees. No common shares have been awarded under this Plan.

16.  FOREIGN CURRENCY

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

Translation adjustments are as follows:

                                1997       1996       1995
----------------------------------------------------------
Balance, beginning of year    $  227      $  25      $  62
                              ----------------------------
Translation adjustment increase (decrease):
   Net long-term assets         (124)       (67)        82
   Net current assets           (251)       269       (119)
                              ----------------------------
   Total adjustment             (375)       202        (37)
                              ----------------------------
Balance, end of year          $ (148)     $ 227      $  25
                              ============================

Currency exchange losses during 1997 and 1996 were approximately $456 and $293, respectively, relating primarily to the Company's German operations and were not significant in 1995.

The Company enters into forward foreign exchange contracts during the normal course of business to hedge its foreign currency exposure associated with sales contracts and purchase orders denominated in foreign currencies. Any gains or losses in connection with the contract are included in the consolidated statements of operations and retained earnings. There were no outstanding contracts at December 31, 1997 and the value of the outstanding contracts at December 31, 1996 were not significant to the Company's financial position.

17.  BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in three primary industries in which it designs and builds machine tool, coil processing and coating and laminating equipment. All Company products are sold by direct Company sales people and independent agents throughout the United States and the world.

Approximately 11%, 17%, and 16% of the Company's consolidated revenues for 1997, 1996 and 1995, respectively, were export sales from the United States, primarily to Mexico, Canada, China and the Far East. Intercompany and intersegment sales are priced at market but are not material. The foreign subsidiaries are located in England and Germany.

Business segment information is presented below:

                               1997       1996        1995
----------------------------------------------------------
Sales:
   Machine tools         $   41,561 $   55,328   $  49,534
   Coil processing           62,221     57,383      57,651
   Coating and
        laminating            3,618      3,623       8,313
   Adjustments and
        eliminations           (284)      (806)       (507)
                         ----------------------------------
                         $  107,116 $  115,528   $ 114,991
                         ==================================
Operating income (loss):
   Machine tools         $   (2,887)$   (9,258)  $  (1,980)
   Coil processing              591       (789)      2,122
   Coating and
        laminating           (1,875)      (902)      1,182
   Corporate                   (679)      (271)       (104)
                         ----------------------------------
                         $   (4,850)$  (11,220) $    1,220
                         ==================================
Total assets:
   Machine tools         $   34,161 $   56,122   $  57,930
   Coil processing           31,017     40,288      41,403
   Coating and
        laminating            3,271      1,787       8,560
   Corporate                 13,063      8,871       3,233
   Adjustments and
        eliminations         (5,643)    (4,156)     (9,778)
                         ----------------------------------
                         $   75,869 $  102,912   $ 101,348
                         ==================================
Depreciation and amortization:
   Machine tools         $      797 $      955   $   1,013
   Coil processing              643        803         647
   Coating and
        laminating              125        197         118
                         ----------------------------------
                         $    1,565 $    1,955   $   1,778
                         ==================================
Capital expenditures:
   Machine tools         $      212 $      589   $     478
   Coil processing              223        434         869
   Coating and
        laminating               69         78         725
   Corporate                    161          -           -
                         ----------------------------------
                         $      665 $    1,101   $   2,072
                         ==================================

Geographic information is presented below:

                               1997       1996        1995
----------------------------------------------------------
Sales:
   United States         $   92,374 $   97,088   $  88,439
   Europe                    15,026     19,246      27,059
   Adjustments and
        eliminations           (284)      (806)       (507)
                         ----------------------------------
                         $  107,116 $  115,528   $ 114,991
                         ==================================
Operating income (loss):
   United States         $   (1,133)$   (8,691)  $     540
   Europe                    (3,038)    (2,258)        784
   Corporate                   (679)      (271)       (104)
                         ----------------------------------
                         $   (4,850)$  (11,220)  $   1,220
                         ==================================
Total assets:
   United States         $   54,331 $   83,318   $  84,207
   Europe                    14,118     14,879      23,686
   Corporate                 13,063      8,871       3,233
   Adjustments and
        eliminations         (5,643)    (4,156)     (9,778)
                         ----------------------------------
                         $   75,869 $  102,912   $ 101,348
                         ==================================

18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company and its subsidiaries consist mainly of cash, long term investments, current and non-current accounts receivables, short-term bank credit, accounts payable, accrued liabilities and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of non-current receivables and long-term liabilities also approximates their carrying value, because they bear interest at rates close to the prevailing market rates.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
The Monarch Machine Tool Company

We have audited the accompanying consolidated balance sheets of The Monarch Machine Tool Company and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Monarch Machine Tool Company and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.
Dayton, Ohio
February 19, 1998 except for Note 2
for which the date is March 12, 1998

                               BOARD OF DIRECTORS


                                    [PHOTO]

                        Hopkins   Bertrand    Richardson   Lundeen
               Enouen Rigot  Clemens           Connelly    Goulet



JOHN A. BERTRAND                        WILLIAM A. ENOUEN                            DAVID E. LUNDEEN
President                               Senior Vice President &                      President & Chief Executive
A. O. Smith Electrical Products              Chief Financial Officer - Retired            Officer - Retired
     Company                            The Mead Corporation                         The Monarch Machine Tool
                                                                                          Company
RICHARD E. CLEMENS                      DR. WALDEMAR M. GOULET, PH.D
President & Chief Executive             Professor of Finance                         JOHN M. RICHARDSON
     Officer                            Wright State University                      Senior Vice President - Retired
The Monarch Machine Tool                                                             A. O. Smith Corporation
     Company                            KENNETH H. HOPKINS
                                        Chairman & Chief Executive                   JOSEPH M. RIGOT
GERALD L. CONNELLY                           Officer                                 Partner
Executive Vice President &              Field Abrasive Incorporated                  Thompson Hine & Flory LLP
     Chief Operating Officer
Robbins & Myers, Inc.




                               EXECUTIVE OFFICERS


RICHARD E. CLEMENS                      KARL A. FRYDRYK                         PAUL J. MALONEY
President &                             Vice President &                        Vice President &
Chief Executive Officer                 Chief Financial Officer                 General Manager - Stamco U.S.

ROBERT A. SKODZINSKY                    PATRICK M. FLAHERTY                     ROBERT B. RIETHMAN
President - Machine Tool Division       Vice President -                        Treasurer
                                        Operations Improvement
FREDERICK G. SHARP                                                              EARL J. HULL
President - Stamco Division             TIMOTHY P. GIBSON                       Secretary
                                        Vice President - Human Resources




24